                                       Filed pursuant to Rule 424(b)(3)

                                           Commission File No. 33-94496

PROSPECTUS

                         3,500,000 CLASS A SHARES

                           SPARTAN STORES, INC.

                           CLASS A COMMON STOCK
                               $2 PAR VALUE

     Spartan Stores, Inc. hereby offers for sale 3,500,000 shares of Class A Common Stock, $2 par value. At June 19, 1999, 1,628,307 Class A shares remained unsold and were available for sale pursuant to this Prospectus. Spartan hereby offers the Class A shares to its retail customers who are required to purchase and maintain a minimum investment in the Class A shares, to persons who apply to become retail customers of Spartan, to employees of Spartan, to persons designated from time to time by Spartan's Board of Directors, and to certain other qualified holders. Spartan offers the Class A shares at a price its Board of Directors establishes from time to time. For information about the factors considered in determining the price of the Class A shares, see "THE COMPANY."

     Spartan has not established any minimum number of Class A shares that it must sell in this offering. Therefore, Spartan may not receive all of the proceeds described in this offering. In addition, Spartan will not place any offering proceeds received in escrow pending the receipt of a minimum amount of proceeds. See "PLAN OF DISTRIBUTION."

     There is currently no public market for the Class A shares. As a result of the restrictions on the transferability of the Class A shares, it is not likely that a public market for the Class A shares will develop.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A SUMMARY OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS SHOULD CONSIDER.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
         COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         PRICE TO       UNDERWRITING DISCOUNTS   PROCEEDS TO
                        PUBLIC<F1>       AND COMMISSIONS<F2>     SPARTAN<F3>
                        ----------       ---------------------   -----------
Per Share . . . . .     $        13.30           0              $        13.30

Total . . . . . . .     $21,656,483.10           0              $21,656,483.10

<F1> Spartan offers the Class A shares at the price established from time to time by the Board of Directors. As of the date of this Prospectus, the price was $13.30 per share. The total price to public and proceeds to Spartan are based on the number of Class A shares remaining unsold in this offering as of June 19, 1999.

<F2> Spartan offers the Class A shares directly for its own account without paying any selling commission.

<F3> Before deducting expenses payable by Spartan estimated at $120,069.


              THE DATE OF THIS PROSPECTUS IS AUGUST 5, 1999

     Spartan will sell the Class A shares directly. Spartan has not engaged any broker or selling agent to offer and sell the Class A shares. No person has been authorized to give information or make any representation in connection with this offering other than that which is contained in this Prospectus. Spartan will not pay any commission to any person for soliciting or otherwise obtaining investors. This is a best-efforts, continuous offering to persons who are qualified to hold Class A shares. The Board of Directors may reject any subscription for any Class A shares in whole or in part for any reason. Spartan expects to deliver stock certificates within 30 days after payment by a subscriber.

                           AVAILABLE INFORMATION

     Spartan has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the Class A shares offered by this Prospectus. This Prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement.
For further information on Spartan and the Class A shares, refer to the registration statement and to the exhibits and schedules filed with the registration statement. Statements contained in this Prospectus about any contract or other document are not necessarily complete, and in each case you should refer to the copy of such contract or other document filed as an exhibit to the registration statement.

     Spartan is also subject to the filing requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the SEC. The registration statement, reports, and other information filed by Spartan (including the exhibits and schedules filed with them) may be inspected without charge at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of this material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.
The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding Spartan.

     Spartan intends to furnish to its shareholders, after the close of each year, an annual report relating to the operations of Spartan containing financial statements audited and reported on by independent public accountants, including an opinion expressed by such independent public accountants. In addition, Spartan may furnish to its shareholders such other reports as the Board of Directors may authorize from time to time.

                            PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                THE COMPANY

     Spartan Stores, Inc. and its subsidiaries distribute grocery and related products to retail stores located in Michigan, Georgia, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia. As used in this Prospectus, the term "Spartan" refers to Spartan Stores, Inc. without its subsidiaries, and the term "Company" refers to Spartan and its subsidiaries. Spartan's principal executive offices are located at 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Spartan's telephone number is
(616) 878-2000.

     The Company's business is concentrated in Michigan. According to industry sources, the Company is the ninth largest wholesaler of grocery and related products in the United States.

     As of June 19, 1999, approximately 73 percent of Spartan's outstanding shares of common stock were owned by persons actively engaged in the retail grocery business. Spartan's customers are required to purchase and maintain an investment in Class A shares and are referred to in this Prospectus as "Shareholder-Customers."

     In addition to a wide variety of grocery and related products, the Company also offers its customers an array of services, including new store site selection; market analysis; store planning and development; financing programs for store development and remodeling; marketing, promotion and advertising assistance; insurance; data processing; accounting and tax preparation; human resources; coupon redemption; and product reclamation.

     The Company's current strategy is to continue to focus on the full service distribution of grocery and related products. However, during the fiscal year ended March 27, 1999, management expanded the strategic direction of the Company by acquiring retail grocery stores in an effort to secure existing business and obtain future sales growth. The Company currently operates 44 retail stores in Michigan and expects to continue to acquire additional stores as opportunities become available.

                               THE OFFERING

                           COMMON STOCK OFFERED

       3,500,000 Shares of Class A Common Stock, $2 par value per share ("Class A Shares").

                               OFFERING PRICE

       The offering price in effect at the time of purchase. At the date of this Prospectus, the offering price is $13.30 per share. The Board of Directors may from time to time change the offering price.

                           ELIGIBLE SUBSCRIBERS

        Shareholder-Customers, persons who apply to become retail customers of Spartan, employees of the Company ("Associates"), persons designated from time to time by Spartan's Board of Directors ("Approved Holders"), or certain qualified holders.

                            INVESTMENT CONSIDERATIONS

        Each prospective investor should carefully consider the summary of certain factors set forth in "RISK FACTORS."

                                USE OF NET PROCEEDS
        To increase working capital and for other general corporate purposes.

                SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial information presented below as of and for the years ended March 27, 1999, March 28, 1998, March 29, 1997, March 30, 1996, and March 25, 1995 has been derived from consolidated financial statements, and should be read in conjunction with the consolidated financial statements and related notes, for each of the three years in the period ended March 27, 1999, audited by Deloitte & Touche LLP, independent certified public accountants, attached to this Prospectus. The following data also should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." All amounts set forth below are in thousands, except per share data.

INCOME STATEMENT DATA:                                        FOR THE YEAR ENDED
                                  --------------------------------------------------------------------------
                                   MARCH 27,       MARCH 28,       MARCH 29,       MARCH 30,       MARCH 25,
                                     1999            1998            1997            1996            1995
                                  ----------      ----------      ----------      ----------      ----------
   Net Sales                      $2,671,700      $2,489,249      $2,475,025      $2,554,688      $2,526,128

   Volume Incentive
      Rebates<F1>                 $        0      $        0      $        0      $   15,577      $   17,584

   Costs and Expenses             $2,646,722      $2,467,006      $2,459,641      $2,571,279      $2,494,446

   Earnings (Loss) Before
      Taxes on Income and
      Extraordinary Item<F2>      $   24,978      $   22,243      $   15,384     $   (32,168)     $   14,098

   Extraordinary Item
      (Net of Income Taxes)       $    1,031      $        0      $        0     $         0      $        0

   Net Earnings (Loss)<F2>        $   14,799      $   14,234      $    9,703     $   (21,668)     $    9,030

   Basic and Diluted Earnings
      (Loss) per share:
      Earnings (Loss) Before
        Extraordinary Item        $    1.42       $     1.21      $      .80     $     (1.74)     $     .74
      Extraordinary Item (Net of
        Income Taxes)             $     .09
      Net Earnings (Loss)         $    1.33       $     1.21      $      .80     $     (1.74)     $     .74

BALANCE SHEET DATA:                                                 AS OF
                                  --------------------------------------------------------------------------
                                   MARCH 27,       MARCH 28,       MARCH 29,       MARCH 30,       MARCH 25,
                                     1999            1998            1997            1996            1995
                                  ----------      ----------      ----------      ----------      ----------
   Working Capital                $    101,984    $    61,682     $    59,669     $     69,284    $    64,381

   Total Assets                   $    538,734    $    406,133    $    403,731    $    387,451    $   386,141

   Long-Term Debt and
      Capital Lease
      Obligation                  $    269,522    $    107,666    $    125,776    $    124,372    $    106,794

   Shareholders' Equity           $    121,061    $    114,192    $    107,258    $    102,587    $    125,801

   Book Value Per
      Class A Share<F2><F3>       $      11.16    $       9.98    $       8.91    $       8.23    $      10.03

   Return on Average
        Shareholders' Equity<F3>         12.58%          12.86%           9.26%         (17.66%)          7.52%

   Cash Dividends                 $        556    $        587    $        606    $        623    $        613

   Dividends Paid Per
      Share<F3>                   $        .05    $        .05    $        .05    $        .05    $        .05

   Shares Outstanding<F3>               10,844          11,444          12,033          12,460          12,544

                                                                                    (footnotes on following page)
















                                      -6-

<F1> Until February 1996, Spartan's policy was to pay volume incentive rebates to its Shareholder-Customers based upon each store's order size from Spartan. Prior to June 14, 1995, volume incentive rebates were paid approximately 50 percent in cash on a quarterly basis. At Spartan's fiscal year end, the Shareholder-Customers would receive Class A Shares at the Trading Value (defined below on page 8) then in effect in exchange for the remaining approximately 50 percent of the volume incentive rebate. On June 14, 1995, the Board of Directors changed the rebate policy to pay volume incentive rebates on a quarterly basis approximately 75 percent in cash, and at the fiscal year end, the Shareholder-Customer received Class A Shares at the Trading Value then in effect in exchange for the remaining 25 percent of the rebate. As of February 1996, Spartan no longer pays any volume incentive rebates.

<F2> During the years ended March 27, 1999 and March 30, 1996, the Company incurred restructuring, reorganization, and other charges amounting to $5,697,738 and $46,439,743, respectively.

<F3> Per share amounts have been restated to reflect a ten-for-one stock split pursuant to a share dividend paid to shareholders on July 15, 1997.


















            [THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

                              RISK FACTORS

     In addition to general risks of investments and economic conditions, prospective investors should carefully consider the following factors before purchasing any Class A Shares offered hereby.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

          The matters discussed in this Prospectus include forward-looking statements that describe the Company's plans, strategies, objectives, goals, expectations or projections. These forward-looking statements are identifiable by words or phrases indicating that the Company or management "expects," "anticipates," "projects," "plans" or "believes" that a particular occurrence "may result" or "will likely result" or that a particular event "may occur" or "will likely occur" in the future, or similarly stated expectations. In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Prospectus, there are many important factors that could cause actual results to be materially different from the Company's current expectations.

          Anticipated future sales are subject to competitive pressures from many sources. The Company's grocery store and convenience store distribution segments compete with numerous warehouse discount stores, supermarkets, pharmacies and product manufacturers. The Company's insurance segment is subject to intense competition from numerous insurance agents and insurance companies, especially in the property and casualty insurance markets. Competitive pressures in these and other business segments may result in unexpected reductions in sales volumes, product prices or service fees. Additionally, future sales will be dependent on the number of retail stores owned and operated by the Company and competitive pressures in the retail industry.

          Operating and administrative expenses may be adversely affected
by unexpected costs associated with, among other factors:   software
development activities; computer and other system modifications and upgrades to address Year 2000 issues; unanticipated labor shortages, stoppages or disputes; business acquisitions, including the Company's acquisition of retail stores; business divestitures; the transition of the business operations of recently acquired retail stores; the defense, settlement or adverse judgments in connection with current or future legal or administrative proceedings; the cessation of operations at the Company's existing distribution center in Plymouth, Michigan; the discontinuance of the "Over-the-Road" freight department; and the adoption of Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative and Hedging Activities". The Company's future interest expense and income also may differ from current expectations, depending upon: the amount of additional borrowings necessary in connection with retail store acquisitions; interest rate fluctuations; cigarette inventory levels; retail property sales; the volume of notes receivable; and the amount of fees received on delinquent accounts, among other factors.

          The Company's estimated costs and completion dates for addressing Year 2000 issues, as well as the estimated potential effects on the Company's business operations arising from Year 2000 issues, are based upon management's best estimates. These estimates were derived using numerous assumptions with respect to future events. Actual results could differ materially from those anticipated if there are greater than expected disruptions or costs experienced by the Company or its customers or suppliers in connection with the Year 2000, including unanticipated delays in correcting Year 2000 problems; increased costs of trained personnel; increased costs associated with the Company's retail store acquisitions; the interruption of electronic or telephonic communications; the interruption in banking or commercial payment systems; transportation delays; the failure of basic utilities; or other similar events or factors. Accordingly, there can be no guarantee that the Company's estimates will be achieved.

     The foregoing is intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The foregoing should not be construed as an exhaustive list of all economic, competitive, governmental and technological factors that could adversely affect the Company's expected consolidated financial position, results of operations or liquidity. The Company disclaims any obligation to update its forward-looking statements to reflect subsequent events or circumstances.

COMPETITION

     The grocery and convenience store industries are characterized by intense competition and low profit margins. The Company competes with a number of grocery and convenience store wholesalers and with a number of other businesses that market their products directly to food retailers, including companies having greater assets and larger sales volume than the Company. Customers compete with other retailers and with several large chain stores which have integrated wholesale and retail operations. Customers also compete with mass merchandisers, wholesale membership clubs, convenience stores, shop-at-home services, restaurants and fast food businesses. In addition, the Company considers competitors of its customers to be competitors of the Company, since the Company's long term success depends upon the success of its customers. There can be no assurance that the Company or its customers will be able to compete successfully in the future. See "THE COMPANY--Competition."

     The Company operates an insurance agency and insurance company. The insurance industry also is highly competitive. Many competitors may have far greater financial and other resources than those of the Company. There can be no assurance that the Company will be able to compete effectively in the insurance industry.

   RETAIL EXPANSION

     During the fiscal year ended March 27, 1999, management expanded the strategic direction of the Company by acquiring retail grocery stores. As a result, the Company now operates 44 retail grocery stores in Michigan. The retail grocery industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores, warehouse club stores, deep discount drug stores and supercenters. Retail grocers generally compete on the basis of location, quality of products, service, price, product variety and store condition. There can be no assurance that new competitors will not enter the grocery store industry
or that the Company can maintain its current market share.   All of the
Company's stores are located in Michigan and thus the performance of the Company will be particularly influenced by developments in this area. Michigan has experienced relatively stable economic conditions over the past several years, but a significant economic downturn could have a material adverse effect on the Company's business, financial condition or results of operations.

     While the Company has some grocery store operations experience as a result of operating four stores in the past five years and over 20 stores more than 10 years ago as well as advising the operators of retail grocery stores, the operation of such stores is a new line of business in which the Company has limited experience. Due to this, as well as other factors, there is no assurance that the Company will be successful in the retail grocery store business.

STATE ECONOMIC CONDITIONS

     The Company's business operations are dependent upon the sale of groceries and related products to its customers. Most of these customers are located in Michigan, Georgia, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia. Adverse economic conditions, a reduction in the populations or the loss of purchasing power by residents in these states could correspondingly reduce the amount of groceries purchased in these states, which could adversely affect the Company's net sales and profitability.

   INDEBTEDNESS AND LEVERAGING

        As of March 27, 1999, the Company had approximately $269.5 million outstanding in long-term debt and capital lease obligation, resulting in a
debt to equity ratio of 2.23 to 1.00.   To facilitate acquisitions, as well
as to refinance existing debt and fund working capital and support other general corporate needs, the Company entered into a $425 million senior secured credit facility on March 18, 1999. At March 27, 1999, the Company had $175 million in additional availability under this credit facility. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness and to make scheduled payments under its operating leases depends on its future performance, which is affected by economic, financial, competitive and other factors beyond its control. Furthermore, the Company's debt load could cause significant debt service obligations and make it more difficult for the Company to be profitable or to pay dividends or other distributions to its shareholders.

     Based upon current and forecasted levels of operations, management believes that available cash flow, together with available borrowings under the new credit facility will be adequate to meet the Company's anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that forecasted levels will occur. If the Company is unable to meet its obligations from such sources, the Company may be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be completed, or completed on terms favorable to the Company.

ENERGY MATTERS

     The Company's trucking operations are extensive. A shortage or substantial increase in the cost of diesel fuel could materially and adversely affect deliveries of grocery and related products and, thus, materially and adversely affect the Company's net sales and profitability.

PROFITS AND SHAREHOLDERS' EQUITY

     There can be no assurance that the Company will consistently earn profits and increase its shareholders' equity. The value of the Class A Shares may be adversely affected by poor operating results due, in part, to circumstances beyond the Company's control, the loss of customers and other problems associated with the Company's business operations.

DIVIDENDS

     For at least 20 years, the Board of Directors has declared, and Spartan has paid, a regular quarterly dividend. There can be no assurance that Spartan's profitability or general business conditions will enable the

Board to continue to declare, and Spartan to continue to pay, dividends on such a regular basis or at historical levels.

REDEMPTION POLICY

     The Board of Directors of Spartan has adopted a policy which requires Shareholder-Customers to purchase and hold a minimum investment (the
"Required Investment") in the Class A Shares. The Board of Directors has adopted a policy to redeem, if possible, upon a Shareholder-Customer's request the Class A Shares held by a Shareholder-Customer that are in excess of the Shareholder-Customer's Required Investment, and to redeem shares held by a former Shareholder-Customer, upon certain terms and conditions. See "DESCRIPTION OF CAPITAL STOCK--Redemption Policy." The policy does not create or evidence any obligation on Spartan's behalf. The Board of Directors may at any time, without notice, revise or terminate the policy based on Spartan's financial condition, general market conditions, any requirement of or limitation imposed by law or any agreement by which Spartan is bound, or for any other reason deemed sufficient by the Board. Furthermore, the Company's new credit facility imposes certain limitations on its ability to redeem shares. See "DESCRIPTION OF CAPITAL STOCK Redemption Policy."

     Spartan may at any time, in its sole discretion, call for redemption any Class A Shares which are beneficially owned by any person who is not at the time of the redemption either: (i) a Shareholder-Customer who continues to purchase grocery and grocery related products from Spartan, (ii) an Associate who continues to be employed by the Company, (iii) an Approved Holder, or (iv) a Qualified Holder.

VALUE OF CLASS A SHARES

     The price at which Shareholder-Customers must acquire Class A Shares from Spartan is the "Trading Value." The Board of Directors from time to time, usually on an annual basis, establishes the Trading Value for the Class A Shares. The Board determines the Trading Value, in its sole and absolute discretion, based on the Company's financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors as the Board deems appropriate. During the fiscal year ending March 27, 1999, the Trading Value was $12.30 per share. However, effective June 21, 1999, the Trading Value was set at $13.30 per share.

     The price for each Class A Share is the Trading Value in effect on the date of the purchase. In addition, the Trading Value is the price at which Spartan will acquire Class A Shares from a Shareholder-Customer pursuant to Spartan's options to purchase or redeem or its redemption policy. See "DESCRIPTION OF CAPITAL STOCK." Although the Board has annually increased the Trading Value in recent years, there can be no assurance that such increases will continue or that the Trading Value will not decrease.

RESTRICTIONS ON TRANSFER

     A holder may transfer Class A Shares only to an Approved Holder or a Shareholder-Customer who continues to purchase grocery and related products from Spartan. As of the date of this Prospectus, the Board has designated as Approved Holders (i) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (ii) a member of Spartan's Board of Directors; and (iii) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, and any trust created by an Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate. In addition, upon any proposed transfer of Class A Shares, Spartan has an option to purchase the Class A Shares that are subject to the proposed transfer. See "DESCRIPTION OF CAPITAL STOCK."

NO MINIMUM OFFERING

     Spartan offers the Class A Shares on a "best efforts," continuous basis. Spartan has not established a minimum number of Class A Shares that must be subscribed before effecting any sales. There is no assurance that Spartan will sell all of the Class A Shares that are offered by this Prospectus.

ABSENCE OF A PUBLIC TRADING MARKET

     Prior to this offering, there has been no public market for Spartan's securities, including the Class A Shares. Spartan does not expect an active market for the Class A Shares to develop. In addition, although Spartan has a policy to redeem Class A Shares under certain circumstances, Spartan is not obligated to do so. Furthermore, only limited classes of persons are eligible to hold Class A Shares. Thus, any purchaser of Class A Shares who desires to sell the shares may not be able to do so.

CONFLICTS OF INTEREST

     Spartan's directors (except Messrs. Buick, Carton, DeYonker and Meyer) have ownership interests in businesses which are Shareholder-Customers and purchase groceries, perishables, general merchandise, and other products and services from the Company on an ongoing basis. To the extent that the Company engages in transactions and offers services that benefit its Shareholder-Customers, the businesses in which such directors have ownership interests may benefit. Consequently, a director may have a conflict of interest between the best interests of the Company and the business or businesses in which the director has an ownership interest.
See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

CLASS B SHARES ELIGIBLE FOR FUTURE SALE

     Spartan is authorized to issue 5,000,000 shares of Class B Common Stock ("Class B Shares") with such preferences, limitations, and voting, distribution, dividend, liquidation, conversion, participation, redemption and other rights as the Board may determine before issuance of the shares. The Board of Directors may authorize and issue one or more series of Class B Shares with preferences and rights superior to the rights of the holders of the Class A Shares. As of the date of this Prospectus, no Class B Shares are outstanding. However, the Board of Directors, without shareholder approval, could issue Class B Shares with voting or conversion rights that could adversely affect the voting power of the holders of Class A Common Stock.


                               THE COMPANY

     INTRODUCTION

     The Company distributes grocery and related products to retail stores located in Michigan, Georgia, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia. The owners or operators of the retail stores served by the Company are referred to as "Customers." The independently owned grocery store Customers served by the Company range from single stores to supermarket chains with as many as 25 stores. In addition, Spartan's subsidiary, Valuland, Inc. ("Valuland"), owns and operates 44 retail grocery stores (the "Company Owned Stores"). Spartan's subsidiaries also distribute candy, tobacco, and other grocery products to approximately 9,600 convenience stores and other retail locations. The Company conducts a predominant portion of its business with retail stores located in Michigan. According to industry sources, the Company is the ninth largest wholesaler of grocery and related products in the United States.

     The Company operates on a 52-53 week fiscal year, with the fiscal year ending on the last Saturday in March. The principal executive offices of Spartan are located at 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Spartan's telephone number is (616) 878-2000.

     In 1917, a group of independent food retailers incorporated the Grand Rapids Wholesale Grocery Company. These retailers sought to gain lower food prices and other economies of scale by purchasing together on a cooperative basis. In 1957, the name was changed to Spartan Stores, Inc., to take advantage of the "Spartan" brand name, which is widely recognized in Michigan. Spartan was incorporated as a cooperative, but in 1973 converted to a Michigan, for-profit business corporation. The Company expanded its presence in convenience store wholesaling through its acquisitions of L & L/Jiroch Distributing Company ("L & L/Jiroch") in 1987 and J.F. Walker Company, Inc. ("J.F. Walker") in 1993. The Company expanded its strategic direction into the retail grocery industry through the acquisition of eight retail grocery stores in the fiscal year ended March 27, 1999 and an additional 36 stores since then.

     On June 19, 1999, Spartan had approximately 517 record shareholders of Class A Shares, of whom 221 were Shareholder-Customers. In the aggregate, Shareholder-Customers owned 7,487,488 Class A Shares, or approximately 73 percent of the total outstanding. The remaining shareholders of Spartan are former retail grocery customers, persons who were issued shares of common stock in certain business acquisitions, the Spartan Stores, Inc. Pension Plan, and Associates of the Company.

     Spartan is authorized to sell its shares of common stock to Customers of Spartan, Associates, and Approved Holders. In addition, pursuant to its Bylaws, Spartan may issue Class A Shares in connection with the acquisition of businesses, assets, or capital stock of another corporation (the persons to whom such shares are issued are referred to as "Qualified Holders").
The Board of Directors has designated as Approved Holders (i) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (ii) any member of the Board of Directors of Spartan; or (iii) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, or any trust created by the Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate.

     DESCRIPTION OF BUSINESS

   GENERAL

     The Company operates in five operating segments: (1) grocery store distribution, (2) convenience store distribution, (3) retail grocery operations, (4) insurance sales and underwriting, and (5) real estate and finance. Grocery store distribution is the Company's largest operating segment. The grocery store distribution business includes the distribution of grocery and related products to the Company's Customers, including the Company Owned Stores, as well as services directly related to the operation of those stores. The convenience store distribution segment includes product distribution to convenience stores. The retail grocery operations segment includes the operations of the Company Owned Stores. The insurance sales and underwriting segment includes commission and premium income generated by sales to Customers and others. The real estate and finance segment represents revenues from real estate activities with Customers and others. Spartan's seven subsidiaries distribute products; provide support and insurance services to Customers; operate the Company Owned Stores; and fulfill other functions for the Company.

     Financial information on the operating segments is set forth under the caption "Operating Segment Information" in the notes to the Consolidated Financial Statements of the Company included with this Prospectus.

   BUSINESS STRATEGY

     The Company's current strategy is to continue to focus on its core business: the full service distribution of grocery and related products. However, during the fiscal year ended March 27, 1999, management expanded the strategic direction of the Company by acquiring retail grocery stores in an effort to secure existing business and obtain future sales growth. The Company currently operates 44 retail stores in Michigan and expects to continue to acquire additional stores as opportunities become available.

     The Company's business strategy emphasizes a philosophy of service to its Customers. Management of the Company believes that by providing grocery retailers, including the Company Owned Stores, with a broad array of products and services, those retailers should be better able to grow and compete. This growth and success in retail operations should, in turn, enable the Company's wholesale and retail businesses to grow and prosper.

     In addition, Spartan believes that Shareholder-Customers gain an important competitive advantage by access to the "Spartan" name and image. The "Spartan" name and logo are widely recognized by consumers in Michigan and other parts of the Midwest who have come to associate the "Spartan" name with service, selection, and quality in their grocery shopping. A majority of all grocery stores supplied by Spartan display the "Spartan" name and logo.

   GROCERY STORE DISTRIBUTION

     GENERAL

     The Company's grocery store distribution segment includes the operations of Spartan, a full-service distributor of grocery and related products. Spartan provides its Customers with a selection of over 40,000 items, including dry grocery, produce, dairy products, meat, frozen food, seafood, floral, general merchandise, tobacco, and health and beauty care items. Spartan supplies its Customers with both nationally advertised products and with over 2,000 highly recognized "Spartan" brand private label items. In addition to Spartan brand products, the Company also supplies its customers with Spartan "Value" brands. The HomeHarvest value brand includes approximately 360 items and the SAVE RITE brand includes approximately 55 items. Spartan ships the products from its main warehouse and distribution center in Grand Rapids, Michigan, and from a warehouse in Plymouth, Michigan. On October 14, 1998, the Company's Board of Directors approved an initiative to replace the Company's Plymouth distribution center with a new multi-commodity distribution center. The initiative includes the cessation of operations at the Company's existing distribution center in Plymouth, Michigan by April 2000. To supply its Customers, Spartan operates a fleet of approximately 122 tractors, 217 conventional trailers, and 152 refrigerated trailers, substantially all of which are leased by the Company. Deliveries by Spartan can occur as often as daily for large stores, or as infrequently as weekly for smaller stores.

     Spartan utilizes cost-plus pricing for all services and products other then general merchandise and meat products. Cost-plus pricing consists of two parts. The first part is the "cost," which is generally the cost that the manufacturer charges Spartan, subject to definitions and exceptions in the program. The second part is the "plus," which is a charge generally consisting of: (1) a fixed amount per case times the number of cases on the invoice; (2) a percentage of the total invoice product billing; and (3) a transportation charge based on a transportation pricing schedule that reflects Spartan's general transportation expenses. Through the cost-plus pricing program, Spartan prices products, services, and transportation as separate elements. The program is intended to reflect accurately the different costs in warehousing and distributing various commodities and to assist Spartan and its Customers to work together to reduce costs. During the fiscal year ended March 27, 1999, the Company implemented variable markup pricing, rather than cost-plus pricing, for general merchandise and meat products to promote increased sales volumes in these price sensitive categories.

     Spartan, itself and through its subsidiaries, provides Customers with a broad spectrum of additional services that the Company believes make it possible for its Customers to compete with large competitors. Customers decide individually which services to use and are charged fees for the services used. Substantially all of the Company's Customers use one or more of the following value-added services.

     SITE IDENTIFICATION AND MARKET ANALYSIS. The Company assists Customers in identifying potential new store locations. Once the Company or a Customer has identified a potential site, the Company will undertake or commission an independent site feasibility analysis of the location, which includes a study of the demographics of the general area, the supermarket competitors located in the primary and secondary trading areas, and the volume a new store should expect to achieve at the location, as well as the creation of financial projections.

     STORE PLANNING AND DEVELOPMENT. The Company assists Customers in new store development, from site planning through construction, including financing and lease negotiations, store layout, space management, and product display. In addition, services available from the Company include engineering support, contracting assistance, layout strategy, design, equipment procurement, and assistance in leasing space to other commercial tenants. Similar services are available to Customers who desire to remodel existing stores. Other services include consulting services on financial projections, business valuations, and store divestitures and acquisitions.

     MARKETING, PROMOTION, AND ADVERTISING ASSISTANCE. The Company offers its Customers the services of its in-house advertising department, which include developing marketing strategies, designing and producing signs and flyers, and coordinating print and media advertising campaigns. Customers may use the Company's print shop to print signs, flyers, and other items. In addition, the Company offers Customers the opportunity to participate in printed, radio, and television advertising programs conducted in most major media markets in the Company's distribution area.

     TECHNOLOGY AND INFORMATION SERVICES. The Company provides information services and customized software programs to Customers using a direct computer link to many of its Customers' stores. The Company can provide Customers with a product and price file for products. In addition, Customers may order inventory directly from the Company using their store-to-warehouse computer link-up and order entry system. Other than the core ordering tools, virtually all products are provided as optional services. Products and services provided include administrative systems; information technology; consulting, support, and training; hardware and software resale; marketing and database services; networking and communications implementation and support; office automation tools; and point-of-sale systems.

     ACCOUNTING AND TAX PREPARATION SERVICES. The Company provides a wide array of accounting services to Customers ranging from preparing monthly and annual financial reports to preparing tax returns.

     HUMAN RESOURCE SERVICES. The Company offers an extensive variety of human resource services to its Customers. The services include recruiting; interviewing and staffing assistance; benefit program planning; handbook preparation, design, and printing; labor relations assistance; personnel record keeping; training; and employee development. The services listed above, as well as many others, are provided on an individual basis and are tailored to meet the needs of each Customer.

     COUPON REDEMPTION AND PRODUCT RECLAMATION. The Company provides coupon redemption services, making it possible for retailers to send all consumer value coupons directly to the Company for processing of refunds from manufacturers. In addition, the Company operates a 20,300 square-foot product reclamation center in Charlotte, Michigan to handle all damaged products that Customers may return. Damaged products are returned to manufacturers, where appropriate, and credits received from manufacturers are then passed along to the Customers.

     FINANCE. The Company may loan funds to Shareholder-Customers to be used to develop new stores or expand or remodel existing stores. For qualified

Shareholder-Customers, the management of Spartan may approve loans of up to $100,000. Loans in excess of $100,000 are recommended by management and approved by the Board of Directors of Spartan. As of March 27, 1999, the Company had 46 loans outstanding to Shareholder-Customers. Loans are collateralized by the inventory, facilities, or equipment financed, and some loans may be collateralized by Class A Shares or other additional assets or by personal assets or guaranties of equity owners of the Shareholder-Customer. Loans currently are made only on a floating rate basis, based on the prime rate. Most loans to retailers from the Company carry interest rates from prime plus 1/2 percent to prime plus 2 percent. Maturity dates on the loans range from 1999 to 2006. As of the fiscal years ended March 1999, 1998, and 1997, the Company had outstanding loans to Shareholder-Customers totaling approximately $5,740,000, $8,010,000 and $9,770,000, respectively. Over the last 15 years, the Company has not experienced significant aggregate losses on loans to Shareholder-Customers. Impaired loans totaled approximately $500,000 at March 27, 1999, including the current portion, with related allowances of $500,000. The estimated fair market value of the loans approximates the net carrying value at March 27, 1999.

     Spartan has guaranteed payment of indebtedness to financial institutions aggregating $16,421,000 at March 27, 1999, on behalf of certain Customers. Market Development Corporation ("Market Development"), a subsidiary of Spartan, also has guaranteed three leases by Customers, two of which expire in 2012 with combined annual rental payments of $444,500 and one of which expires in 2017 with annual rental payments of $217,500. The Company charges an annual fee for each loan guarantee and lease guarantee and requires each Customer receiving a guarantee to commit to minimum purchase requirements.

   CONVENIENCE STORE DISTRIBUTION

     Several subsidiaries of the Company operate and are included in the convenience store distribution operating segment. L & L/Jiroch and J.F. Walker are wholesale distributors of confections, tobacco products, specialty foods, and other grocery products to approximately 4,900 convenience stores and other retail locations in Michigan, Georgia, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia. United Wholesale Grocery Company ("United Wholesale") operates 13 cash and carry outlets in Michigan and Ohio serving approximately 4,700 convenience stores.

   RETAIL GROCERY

     As a result of three recent acquisitions, the Company's subsidiary Valuland owns and operates 44 retail supermarkets. On January 4, 1999, Valuland acquired certain assets of Ashcraft's Market, Inc., an operator of eight retail grocery stores located primarily in mid-Michigan. On March 29, 1999, Valuland acquired all the issued and outstanding shares of Family

Fare, Inc., Family Fare Management Services, Inc. and Family Fare Trucking, Inc. (collectively, "Family Fare"). Family Fare operates 13 retail grocery stores, a bakery, a warehouse facility and a transportation business located primarily in Western Michigan. On May 19, 1999, Valuland acquired certain assets and assumed certain liabilities associated with the retail grocery, pharmacy and transportation business of Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. (collectively, "Glen's"). As a result of this acquisition, Valuland operates 23 Glen's retail grocery stores, four pharmacies, and a distribution center located primarily in Northern Michigan.

   INSURANCE SERVICES

     Through its subsidiaries, the Company offers insurance for Customers and their employees, and employees of the Company. Customers are offered coverage for fire and other casualties, liability, automobile, fidelity, theft, bonds, workers' compensation, business interruption, and group health plans. In addition, individuals are offered automobile and homeowners coverage. Shield Insurance Services, Inc. ("Shield") and Shield Benefit Administrators, Inc., a wholly owned subsidiary of Shield, provide insurance brokerage services and third-party claims administration and services, respectively. Spartan Insurance Company Ltd. ("Spartan Insurance") provides insurance underwriting for Customers. Spartan Insurance, which is incorporated and licensed in Bermuda, issues policies of another carrier through a fronting agreement. Under this agreement, Spartan Insurance insures some of the coverage limits and reinsures with reinsurance companies the balance of the coverage limit. Shield services the insurance programs offered by Spartan Insurance.

   REAL ESTATE

     Market Development owns 18 retail grocery store facilities that are leased to Customers and other retailers and owns two vacant properties that are held for sale. Market Development also owns two vacant properties sites that it intends to develop. Market Development leases 11 other sites that are subleased to Customers.

     The Company finances its direct investments in shopping centers or new retail food stores through internally generated capital and borrowed funds.

   COMPETITION

     The grocery and convenience store industries are characterized by intense competition and low profit margins. The principal methods of competition in the grocery industry are price, product quality and variety, and service. The principal methods of competition in the convenience store industry are price and product quality, and to a lesser extent, service. The Company believes that the Company and its Customers are competitive in their markets. However, the Company competes with a number of grocery and convenience store wholesalers and with a number of other businesses that market their products directly to food retailers, including companies having greater assets and larger sales volume than the Company. Customers compete with other retailers and with several large chain stores that have integrated wholesale and retail operations. Customers also compete with mass merchandisers, limited assortment stores, wholesale membership clubs, convenience stores, shop-at-home services, restaurants, and fast food businesses. The Company's success is in large part dependent upon the ability of its Customers to compete with the larger grocery store and convenience store chains. Competition in Michigan and the other states served by the Company has been, and continues to be, aggressive.

     In its nine-state market area of Michigan, Georgia, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia, the Company competes at the wholesale level with a number of larger and smaller food wholesalers, including SUPERVALU, INC., Fleming Companies, Inc., Roundy's, Inc., and Nash Finch Company, and convenience store wholesalers including EBY Brown Company, McLane Company, Inc., and S. Abraham and Sons, Inc.

     In addition, Customers compete with supermarket chains, including Meijer, Inc.; The Great Atlantic and Pacific Tea Company (A&P); Super K (Kmart Corporation); and The Kroger Company. Customers also compete with members-only shopping and discount clubs. Among the largest such clubs that compete with Customers are Sam's Club (a unit of Wal*Mart Stores, Inc.) and Costco Companies, Inc.

     According to industry sources, the market share of groceries sold by Shareholder-Customers and the Company Owned Stores is approximately 23 percent in Michigan, consisting of approximately 42 percent in Western Michigan (a 26 county market area), 12 percent in Eastern and Southern Michigan (a 24 county market area), and 68 percent in Northern Michigan (an 18 county market area).

     The insurance industry also is highly competitive. The Company believes that it is competitive, but many competitors may have far greater financial and other resources than those of the Company.

   SUPPLIERS

     The Company purchases its products from a large number of national, regional, and local suppliers of name brand and private label merchandise. The Company is dependent upon these suppliers for brand name products. However, the Company has not encountered difficulty in procuring or maintaining an adequate level of products to serve its Customers.

   REGULATION

     The Company is subject to federal, state, and local laws and regulations covering the purchase, handling, sale, and transportation of its products, and is subject to the jurisdiction of the federal Food and Drug Administration ("FDA"). Management believes that the Company is in substantial compliance with all FDA and other federal, state and local laws and regulations governing its businesses.

   SHAREHOLDER-CUSTOMERS/COMPANY OWNED STORES

     At March 27, 1999, Spartan was the primary supplier to 445 retail grocery stores owned by 222 Shareholder-Customers. The average purchases per store was $4,080,188 during fiscal year 1999. The following table reflects the number of Shareholder-Customers, the number of stores owned by the Shareholder-Customers, and the average annual purchases per store served during the past five years:

     END OF         NUMBER  OF          NUMBER OF SHAREHOLDER-      AVERAGE ANNUAL PURCHASES
     FISCAL         SHAREHOLDER-           CUSTOMER STORES          PER SHAREHOLDER-CUSTOMER
     YEAR       CUSTOMERS AT YEAR END    SERVED AT YEAR END<F*>             STORE<F*>
     -----      ---------------------   -----------------------     ------------------------
     1999              222                       445                      $  4,080,188
     1998              236                       450                         3,876,414
     1997              232                       444                         3,910,170
     1996              259                       465                         3,767,745
     1995              273                       450                         3,363,538

<F*>Includes eight Company Owned Stores that the Company purchased on January
4, 1999, from Ashcraft's Market, Inc., a Shareholder-Customer of the
Company prior to the acquisition.

     As the above illustrates, the number of stores supplied by Spartan over the last five years has remained relatively stable. However, a large number of Shareholder-Customers have expanded or remodeled existing stores or built new stores. According to industry sources, the trend by Shareholder-Customers to expand the size of stores, or to build larger stores to replace smaller stores, follows a national trend in food retailing toward larger store sizes. While the number of stores supplied by Spartan has not changed significantly during the past several years, the average weekly purchases by Customers has increased. In addition, Spartan's largest Shareholder-Customers grew substantially.

     The following table reflects the diversity in the Shareholder-Customer base of Spartan as of March 27, 1999:

                             NUMBER OF SHAREHOLDER-           PERCENT OF TOTAL
         NUMBER OF           CUSTOMERS OPERATING                  CUSTOMERS
     STORES OPERATED         THE NUMBER OF STORES                  SALES<F*>
     ---------------         ----------------------           ----------------
            1                        174                            23.0%
            2                         24                            10.0%
            3                         5                              4.0%
        4 or more                     19                            63.0%

<F*>Includes eight Company Owned Stores that the Company purchased on January
4, 1999, from Ashcraft's Market, Inc., a Shareholder-Customer of the
Company prior to the acquisition.


     Spartan supplies a diverse group of independent store operators, ranging from single stores to supermarket chains with as many as 25 stores. Management believes that the diverse nature of the Customers it now supplies helps to insulate Spartan from any potential significant adverse effects of losing a single large Shareholder-Customer or from potential adverse economic conditions. Spartan does not believe that its success is dependent upon maintaining the supply business of any one Shareholder-Customer. Spartan's 10 largest Shareholder-Customers accounted for approximately 50 percent of its total net sales for fiscal year 1999, but no single Shareholder-Customer accounted for more than 8 percent of Spartan's total net sales. Subsequent to year end, Valuland became Spartan's largest retail Customer with a projected 13 percent of total net sales. In the last five years, no Shareholder-Customer who was among the 10 largest Shareholder-Customers has terminated all of its business with Spartan to associate with another distributor.

   ASSOCIATES

     As of March 27, 1999, the Company employed approximately 3,500 Associates, of which approximately 1,070 were represented by several unions. Spartan's warehouse and transportation Associates are represented by different Teamsters Union locals, with contracts expiring in 2000 and 2001. A majority of United Wholesale's Associates also are represented by various unions, with contract expirations varying by location. Associates of L & L/Jiroch, J.F. Walker and Valuland are not represented by a union.

The Company considers its relations with all Associates to be satisfactory and has not had any work stoppages in the last five years.

   TERMS OF SALE AND BAD DEBT EXPERIENCE

     The Company furnishes to its Customers in the grocery store and convenience store distribution segments weekly statements of accounts. Statements include deliveries through and including the date of the statement. Payment is due within seven days from date of the statement, and those not paid within seven days are considered delinquent. Additional deliveries occur during this time which are billed on a subsequent statement. The timing of payments varies among Customers, but the Company generally may have receivables outstanding at any given time which average up to two weeks' sales. The Company believes that it adequately monitors its outstanding receivables. Bad debt expenses have not been material to the Company's operations.

   PROPERTIES

     Spartan owns approximately 1,331,000 square feet of warehouse, distribution, and office space located on 210 acres in Grand Rapids, Michigan. Spartan supplies primarily its Western Michigan Customers from this main warehouse and distribution center. The center is located within one mile of U.S. 131, a main artery that links Grand Rapids with Kalamazoo on the south and connects with Interstate 96, one of the major east-west arteries serving Western Michigan and leading east into the Detroit area. Approximately 71 acres of the 210-acre complex in Grand Rapids are presently vacant land.

     The main warehouse and distribution center in Grand Rapids includes a general merchandise warehouse of approximately 233,000 square feet; refrigerated space of approximately 307,000 square feet; dry grocery space of approximately 585,000 square feet; general office space, including a print shop, of approximately 151,000 square feet; and transportation and salvage buildings of approximately 55,000 square feet. Spartan leases a 416,000 square-foot warehouse, garage, and office complex in Plymouth, Michigan, a western suburb of Detroit. This warehouse is used to supply its Customers located in the greater Detroit area and in Eastern Michigan. The Company has begun the relocation to a new multi-commodity distribution center that will replace its existing Plymouth distribution center by April 2000.

     Spartan also owns a Reclamation Center/Support Services complex in Charlotte, Michigan consisting of an approximately 11 acre site containing two warehouses totaling 80,000 square feet. In addition, Spartan leases for various purposes 52,000 square feet of warehouse and office space in Grand Rapids, Michigan and a trailer relay station in Kalkaska, Michigan that consists of four trailer parking stations in a secured area.

     L & L/Jiroch owns approximately 180,000 square feet of warehouse and office space located on approximately 34 acres in Wyoming, Michigan, to service its Customers.

     Market Development owns approximately 644,000 square feet in nine shopping centers and an additional 415,000 square feet in nine free-standing locations, all of which it leases to Customers and other retailers. This leased space consists of approximately 819,000 square feet of grocery retail space and approximately 240,000 square feet of other retail space. The nine leased shopping centers (the "Shopping Centers") are located in Brighton, Michigan (78,000 square feet of retail space); Cascade Township, Michigan (100,000 square feet of retail space); Fenton, Michigan (77,000 square feet of retail space); Fremont, Michigan (41,000 square feet of retail space); Kentwood, Michigan (78,000 square feet of retail space); Ludington, Michigan (42,000 square feet of retail space); Sterling Heights, Michigan (99,000 square feet of retail space); Stevensville, Michigan (62,000 square feet of retail space); and Three Rivers, Michigan (67,000 square feet of retail space). All Shopping Centers are substantially full and each Shopping Center is anchored by a lease with a retail grocery store, all but one of which is a Shareholder-Customer. In addition, Market Development owns vacant land in Plymouth, Indiana and in Milford Township, Macomb Township and Jackson, Michigan. Market Development plans to sell the vacant land in Plymouth, Indiana, and Jackson, Michigan. The vacant land in Milford and Macomb Townships will be co-developed with outside developers to build a supermarket at each location for a Shareholder-Customer.

     Market Development owns 18 retail grocery store facilities (including those leased in the Shopping Centers) that are leased to Customers and other retailers, with terms expiring from 1999 to 2017. Aggregate lease rental income received was $6,959,000, $6,496,000, and $6,599,000 in fiscal years 1999, 1998, and 1997, respectively. In addition, Valuland has a sixty-five percent interest in a joint venture that constructed and now operates a grocery store of approximately 45,700 square feet under a lease that expires in 2018.

     Market Development leases 11 sites for sublease to Customers. Under this program, Market Development has leased approximately 418,000 square feet of real estate with lease terms expiring from 2001 to 2016. Aggregate lease rental income received pursuant to the subleases was $2,474,000, $2,697,000, and $2,471,000 in fiscal years 1999, 1998, and 1997, respectively. Site lease rental expenses were $2,392,000, $2,524,000, and $2,361,000 for fiscal years 1999, 1998, and 1997, respectively. All stores that are leased or subleased to Customers are in all material respects operating according to required lease terms.

     J.F. Walker leases 11 locations totaling approximately 69,600 square feet of warehouse and distribution space at its locations in Michigan,

Indiana, Kentucky, Ohio, Pennsylvania, and Tennessee to service its Customers. J.F. Walker also owns three locations totaling approximately 172,500 square feet of warehouse and distribution space.

     United Wholesale operates 13 "cash and carry" wholesale grocery facilities, 12 of which are located in Michigan, and one of which is located in Ohio. United Wholesale owns 12 and leases one of these retail outlets, which have a total of approximately 238,000 square feet.

     Valuland leases eight Ashcraft's Market retail grocery stores totalling approximately 283,000 square feet of retail space; 23 Glen's Market retail grocery stores totalling approximately 757,000 square feet of retail space; and a distribution center in Waters, Michigan, with approximately 50,000 square feet. In addition, Family Fare, Inc., a wholly owned subsidiary of Valuland, leases thirteen Family Fare retail grocery stores totalling approximately 519,000 square fee of retail space, a distribution center in Hudsonville, Michigan, with approximately 52,000 square feet, and a bakery with approximately 18,000 square feet.

   LEGAL PROCEEDINGS

     On August 21, 1996, the Attorney General for the State of Michigan filed an action in Michigan circuit court against the leading cigarette manufacturers operating in the United States, twelve wholesalers and distributors of tobacco products in Michigan (including three Company subsidiaries) and others seeking certain injunctive relief, the reimbursement of $4 billion in Medicaid and other expenditures incurred or to be incurred by the State of Michigan to treat diseases allegedly caused by cigarette smoking and punitive damages of $10 billion. In July 1998, the court dismissed the claim for punitive damages. On December 7, 1998, the State of Michigan and the cigarette manufacturers settled the remaining claims and the case was dismissed by the court without any payment by the Company or its subsidiaries. Thirty actions have been filed in state courts in Pennsylvania against the leading cigarette manufacturers operating in the United States and certain wholesalers and distributors, including a subsidiary of the Company. All of the Pennsylvania actions were filed by individual plaintiffs pursuant to a special notice procedure which does not include any formal complaint. In these separate cases, the Company expects that the plaintiffs are seeking compensatory, punitive and other damages, reimbursement of medical and other expenditures and equitable relief. The Company believes that its subsidiaries have valid defenses to these legal actions. These actions are being vigorously defended. All but two of the Pennsylvania actions have been dismissed without prejudice pursuant to a Dismissal and Tolling Agreement under which the defendants have agreed not to raise the defense of statute of limitations or laches if an action is filed by a plaintiff before April 1, 1999. It is anticipated that the Dismissal and Tolling Agreement will be extended to October 1, 1999 with respect to certain defendants, including the Company's subsidiaries. One of the cigarette manufacturers named as a defendant in each action has agreed to indemnify the Company's subsidiaries from damages arising out of these actions. Management believes that the ultimate outcome of these actions should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

     Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against the Company. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of the Company.

        REQUIRED INVESTMENT POLICY AND TRADING VALUE

      The Board of Directors of Spartan has adopted a policy which requires Shareholder-Customers to purchase and hold a Required Investment in the Class A Shares. From time to time, the Board may change the minimum investment and other terms of the Required Investment policy.

     To become a Shareholder-Customer, a retail grocer must agree to make the Required Investment. To satisfy the Required Investment policy in effect as of the date of this Prospectus, each Shareholder-Customer must purchase 1,000 Class A Shares at the current Trading Value for each corporation, partnership or other entity which is affiliated with the retail grocer and which owns one or more Approved Stores (defined below).

     In addition, to satisfy the Required Investment, on or before the date five years from the date that Spartan accepts a store as an approved location for the sale of Spartan products (an "Approved Store"), each Shareholder-ustomer also must own Class A Shares (including the 1,000 Class A Shares described above) with an aggregate Trading Value equal to $10,000 plus one-and-one-half times the Shareholder-Customer's average weekly purchases from Spartan during Spartan's prior fiscal year attributable to each Approved Store, up to a maximum Required Investment for each Approved Store of $125,000.

     The Trading Value is the price at which Shareholder-Customers must acquire Class A Shares from Spartan. The Board of Directors customarily establishes the Trading Value once a year in its sole and absolute discretion, based on the Company's financial condition, the results of its operations, operating trends, market conditions, the state of the economy, and such other factors as the Board deems appropriate. No specific formula is used to set the Trading Value. Any change adopted by the Board becomes effective upon acceptance of the Trading Value by the Michigan Corporation, Securities and Land Development Bureau. Effective June 21, 1999, the Trading Value was established at $13.30 per share. During the fiscal years ended

March 1999, 1998 and 1997, the Trading Value was $12.30, $11.30 and $10.50
per share, respectively, as adjusted for the July 1997 ten-for-one stock split.

     If a Shareholder-Customer no longer purchases grocery and related products from Spartan, it is Spartan's policy (but not a contractual obligation) to redeem, at the Shareholder-Customer's request, that number of Class A Shares then held by the Shareholder-Customer with an aggregate Trading Value which equals the Shareholder-Customer's Required Investment as of the date the Shareholder-Customer ceased purchasing from Spartan. Payment for such redeemed Class A Shares is made in six equal installments over a five-year period.

     A Shareholder-Customer may elect to accumulate stock in excess of the Required Investment. As of June 19, 1999, Shareholder-Customers owned in the aggregate 8,386,000 Class A Shares in excess of their aggregate Required Investments. It is Spartan's policy (but not a contractual obligation) also to redeem for cash at the current Trading Value any Class A Shares owned by a Shareholder-Customer with an aggregate Trading Value in excess of the Shareholder-Customer's Required Investment, or, if the Shareholder-Customer no longer purchases grocery and related products from Spartan, in excess of the Shareholder-Customer's Required Investment as of the date the Shareholder-ustomer ceased purchasing products from Spartan. See "RISK FACTORS-- Redemption Policy" and "DESCRIPTION OF CAPITAL STOCK--Redemption Policy."

     In addition to Class A Shares sold to satisfy the applicable Required Investment, Spartan offers all Shareholder-Customers, Associates, Approved Holders and Qualified Holders the opportunity to purchase Class A Shares at any time and from time to time. Spartan sells the Class A Shares at the Trading Value in effect at the time of the purchase.

     Certain subsidiaries of Spartan distribute grocery products to convenience stores or independent grocers or operate cash and carry outlets. These subsidiaries do not require their customers to maintain an investment in the capital stock of Spartan or the respective subsidiary.

        CUSTOMER AGREEMENTS

     To become a Shareholder-Customer, a retail store must submit to Spartan, among other documents, a completed Stock Subscription Agreement, together with the initial payment for Class A Shares to satisfy the Required Investment, and a Customer Agreement. The following summarizes only the Stock Subscription Agreement and Customer Agreement. The summary is qualified in its entirety by reference to the Stock Subscription Agreement and the Customer Agreement, copies of which are available from Spartan. Spartan encourages each applicant to review the Stock Subscription and Customer Agreements carefully before applying, and to obtain the advice of counsel.

     In the Stock Subscription Agreement, the Shareholder-Customer agrees to acquire from time to time and hold an investment in Class A Shares sufficient to comply with the Required Investment. In addition, the Shareholder-Customer agrees to be bound by the transfer restrictions and the options to purchase the Class A Shares granted to Spartan as set forth in Spartan's Bylaws. The terms of the Stock Subscription Agreement apply to all Class A Shares held by the Shareholder-Customer, whenever acquired.

     In the Customer Agreement, Spartan agrees to use its best efforts to supply the Shareholder-Customer with the Shareholder-Customer's requirements for resale at Approved Stores. A Shareholder-Customer may sell grocery and related products supplied by Spartan only at Approved Stores. A Shareholder-ustomer may add a new retail store location as an Approved Store only upon Spartan's approval.

     The Shareholder-Customer agrees to comply with the rules, regulations and policies applicable to Spartan's Customers as may be established from time to time by Spartan (the "Policy Manual"). Among other matters, the Policy Manual contains Spartan's policies on the Required Investment, Trading Value, Volume Incentive Rebates, and stock redemptions. In its discretion, Spartan may revise or terminate any portion of the Policy Manual at any time, provided that Spartan must give the Shareholder-Customer reasonable notice of any revision which imposes any new or changed obligation on the Shareholder-Customer.

     The Shareholder-Customer agrees that its purchases of the grocery and related products and services will be in accordance with Spartan's Standard Terms and Conditions of Sale, which Spartan may amend from time to time. Among other matters, the Standard Terms and Conditions of Sale set forth the terms of payment, order procedures, procedures for price and rebate changes, delivery terms, inspection and acceptance practices and warranties and limitations on warranties.

     The Customer Agreement grants to the Shareholder-Customer the nonexclusive, nontransferable right to use all Spartan trademarks, trade names, designs, logos, slogans, trade dress, product configurations, container configurations and other identifications (the "Trademarks"). The Shareholder-ustomer may use the Trademarks to advertise and promote the sale of products at Approved Stores.

     Either Spartan or the Shareholder-Customer may terminate the Customer Agreement at any time with or without cause by giving the other party not less than 30 days prior written notice. Upon a default by a Shareholder-ustomer, as described below, Spartan may terminate the Customer Agreement upon written notice to the Shareholder-Customer. In addition, the Customer Agreement will automatically terminate, without notice, if: (i) the Shareholder-Customer for a continuous 30-day period fails to order any merchandise from Spartan, unless the failure to order for the period results from a cause beyond the Shareholder-Customer's control; (ii) the Shareholder-Customer is adjudicated bankrupt, or a petition is filed by or against the Shareholder-Customer under any federal or state bankruptcy laws relating to the relief of debtors for reorganization, arrangement or other similar relief permitted thereby, or the Shareholder-Customer makes a general assignment for the benefit of creditors; or (iii) a receiver, trustee, or similar officer is appointed with respect to any of the Shareholder-Customer's properties or businesses, or the Shareholder-Customer's interest in the Customer Agreement is attached, executed or levied upon, seized, garnished, or appropriated by a legal process, unless the appointment of the officer is vacated or discharged, or the effect of the legal process is otherwise released, within 10 days; or
(iv) any act or event of the type described in the above subsection occurs which relates to, involves, or affects the interest of one or more persons having a 50 percent or greater ownership interest in a Shareholder-Customer which is a corporation, partnership or other legal entity.

     The Shareholder-Customer will be in default under the Customer Agreement if the Shareholder-Customer fails to pay when due any amount owed Spartan or to perform any obligation, default of which cannot be cured, under the Customer Agreement, Spartan's Bylaws, the Policy Manual, or the Stock Subscription Agreement. The Shareholder-Customer will also be in default if it fails to perform any other obligation under the Customer Agreement or under Spartan's Bylaws, the Policy Manual, or the Stock Subscription Agreement, and the failure continues for 10 days following receipt of notice from Spartan specifying the failure.



        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS


   SIGNIFICANT CURRENT YEAR DEVELOPMENT

     During the fiscal year ended March 27, 1999, the Company announced at its Annual Meeting of Shareholders that the strategic direction of the Company would be expanded into the retail grocery industry. Since that announcement, Valuland has completed the acquisition of 44 retail grocery stores located in Michigan, eight of which had been acquired by March 27, 1999. Management of the Company believes that these acquisitions will secure existing market share, provide future acquisition opportunities and increase the long term value of the Company. The acquisitions were funded by borrowings under a new bank credit agreement, which also provides credit facilities for future acquisitions in the retail grocery industry.

Management of the Company continues to evaluate potential acquisitions and anticipates completing future acquisitions of retail grocery stores. The impact of the eight retail stores acquired during the fiscal year ended March 27, 1999 is discussed in the "Results of Operations" section below.

   RESULTS OF OPERATIONS

     The following table sets forth items from the Company's Consolidated Statements of Earnings as percentages of net sales:


                                                                  YEAR ENDED
                                               -----------------------------------------------
                                                MARCH 27,           MARCH 28,       MARCH 29,
                                                   1999               1998             1997
                                               (52 WEEKS)          (52 WEEKS)       (52 WEEKS)
                                               ----------          ----------       ----------
Net Sales                                        100.0%              100.0%            100.0%
Gross profit                                      10.2                10.2               9.6
Less:
     Operating and administrative expenses         8.9                 9.2               8.8
     Restructuring charge                          0.2
     Interest expense                              0.3                 0.4               0.4
     Interest income                              (0.1)               (0.1)             (0.1)
     Gain on sale of property and equipment                           (0.2)             (0.1)
                                                 -----               -----             -----
Total                                              9.3                 9.3               9.0
                                                 -----               -----             -----
Earnings before income taxes and
     extraordinary item                            0.9                 0.9               0.6
Income taxes                                       0.3                 0.3               0.2
                                                 -----               -----             -----
Earnings before extraordinary item                 0.6                 0.6               0.4
4Extraordinary item (net of income taxes)
                                                 -----               -----             -----
Net earnings                                       0.6%                0.6%              0.4%
                                                 =====               =====             =====


   NET SALES

     FISCAL 1999

     Net sales for the fiscal year ended March 27, 1999 increased $182.5 million compared to the fiscal year ended March 28, 1998.

     Net sales in the grocery store distribution segment for this period increased $37.7 million. The increase is primarily the result of increased sales of pharmacy and perishable products and incremental sales associated with the Company's entrance into the retail grocery industry. Management of the Company has taken several actions to positively impact net sales growth in the grocery store distribution segment. The Company has been successful in securing new pharmacy business with existing retail customers. Additionally, the Company is focusing its promotional efforts on higher priced items and has committed a portion of earnings to the development of promotional programs in conjunction with food manufacturers. Several of these programs have been established for perishable products, where many retailers are differentiating themselves from competing formats such as the supercenter, limited assortment or discount format. During 1999, in an effort to drive sales growth, the Company implemented variable markup pricing for general merchandise and meat products rather than the cost-plus pricing strategy used for other products. Finally, the Company acquired eight retail grocery stores in mid-Michigan on January 4, 1999 that contributed to current year sales growth. Offsetting sales growth to a certain degree were declines in sales of grocery products due to highly competitive market conditions, declines in retail store equipment sales resulting from a reduction in retail store remodeling and expansion activity, and declines in revenue associated with the discontinuance of the Company's "Over-the-Road" trucking division. Management expects net sales in the grocery store distribution segment to continue to be positively impacted by the acquisition of an additional 36 retail grocery stores completed subsequent to March 27, 1999, as well as anticipated future retail store acquisitions.

     Net sales in the convenience store distribution segment for the fiscal year ended March 27, 1999 increased $145.7 million compared to the fiscal year ended March 28, 1998 primarily due to cigarette price increases by cigarette manufacturers. The Company experienced four price increases during the first two quarters of the fiscal year that together resulted in price inflation of approximately 10%. During the third quarter, the Company experienced another price increase that resulted in additional inflation of approximately 33%.

     Net sales in the insurance segment for the fiscal year ended March 27, 1999 were comparable with net sales in the fiscal year ended March 28, 1998. Net sales in the real estate segment declined by approximately $1.4 million due to management's planned reduction of its retail property portfolio.

   FISCAL 1998

     Net sales for the fiscal year ended March 28, 1998 increased $14.2 million compared to the fiscal year ended March 29, 1997.

     Net sales in the grocery store distribution segment increased by $3.2 million. The increase was due primarily to increases in sales of pharmacy products and in services provided to customers, offset by declines in sales of groceries and related products, excluding produce.

     Net sales in the convenience store distribution segment increased $9.9
million.   The increase in sales to convenience store retailers was
primarily the result of an acquisition by a subsidiary of the Company, general increases in convenience store purchases and increases in the prices of cigarettes. These increases were partially offset by the loss of two customers and intense pricing pressures from member-only warehouse discount stores.

     Sales in the insurance segment for the fiscal year ended March 28, 1998 declined approximately $.7 million. The decline reflected increased competitive pressures in the property and casualty insurance markets.

     Sales in the real estate segment during the fiscal year ended March 28, 1998 were comparable to sales experienced during the fiscal year ended March 29, 1997.

   GROSS PROFIT

     FISCAL 1999

     Gross profit as a percentage of net sales for the fiscal year ended March 27, 1999 was 10.2%, unchanged from the fiscal year ended March 28, 1998. The grocery store distribution segment experienced increases in gross profit as a percentage of sales resulting from a change in the methodology by which it administers its cost-plus pricing policy. Additionally, gross profit as a percentage of sales was positively impacted by the Company's entry into the retail grocery industry, where gross profits are typically higher as a percentage of sales than in wholesale operations. Offsetting these increases were disbursements by the Company to complement promotions offered by manufacturers as discussed in the Net Sales section above. The convenience store distribution segment experienced improvements in gross profit resulting from sales of cigarettes that were purchased prior to price increases discussed above. The increases in gross profit as a percentage of sales in the grocery and convenience store distribution segments were offset by declines in sales in the insurance and real estate segments. Management expects gross profits as a percentage of net sales to be positively impacted by the Company's past and future acquisitions of retail grocery stores.

     FISCAL 1998

     Gross profit as a percentage of net sales for the fiscal year ended March 28, 1998 was 10.2%, compared to 9.6% in fiscal year ended March 29, 1997. The improvement in gross profit for the fiscal year ended March 28,

1998 was attributable to several factors, including enhanced inventory procurement practices in the grocery store distribution segment, as the Company purchased inventories in excess of current needs to take advantage of promotions offered by vendors. Also, the Company experienced some improvements in gross profit in the convenience store distribution segment from the sale of cigarette inventories purchased prior to price increases in 1998. Finally, during the third quarter, the Company revised the methodology by which it administers its cost-plus pricing policy to compute amounts billed based on acquisition cost before considering any promotional allowance.

   RESTRUCTURING CHARGE

     On October 14, 1998, the Company's Board of Directors approved an initiative to replace the Company's Plymouth distribution center with a new multi-commodity distribution center. The initiative includes the cessation of operations at the Company's existing distribution center in Plymouth, Michigan by April 2000 and would result in the displacement of approximately 300 Associates in Plymouth and approximately 100 Associates at its Grand Rapids, Michigan distribution center. In connection with the initiative, $5,697,738, or .2% of net sales, has been accrued as of March 27, 1999. The charge encompasses accruals for contractual amounts to be paid under a collective bargaining agreement, additional severance pay, and amounts due in connection with withdrawal from the union pension plan. Management expects the accrual to continue to increase as additional severance costs are recognized over the period of service provided.

   OPERATING AND ADMINISTRATIVE EXPENSES

     FISCAL 1999

     Operating and administrative expenses for the fiscal year ended March 27, 1999 were 8.9% of net sales compared to 9.2% in the fiscal year ended March 28, 1998. The decline is primarily the result of the increase in net sales as discussed above. Actual operating costs increased by approximately $9.2 million, with a majority of the increase resulting from Company's entrance into the retail grocery industry and incremental costs associated with volume increases in the convenience store distribution segment. Management expects operating and administrative expenses to increase as a percentage of net sales due to the Company's retail store operations for which operating and administrative expenses are typically higher as a percentage of net sales than in wholesale operations.

     FISCAL 1998

     Operating and administrative expenses for the fiscal year ended March 28, 1998 were 9.2% of net sales, compared to 8.8% for the fiscal year ended March 29, 1997. The increase was primarily attributable to information technology costs to address Year 2000 issues, software amortization expense, declines in warehouse efficiency and the implementation of an incentive compensation program for management associates. During January 1998, the Company also paid approximately $1.3 million in settlement of certain employee-related claims.

   INTEREST EXPENSE AND INCOME

     FISCAL 1999

     Interest expense for the fiscal year ended March 27, 1999 declined by approximately $1.7 million from the fiscal year ended March 28, 1998. The decline was due primarily to average lower borrowings during the year as a result of the Company's increase in cash flows generated from operations. However, management expects interest expense to increase as a result of a new bank credit agreement entered into during March 1999 that has resulted in an increase in borrowing rates. This bank credit agreement is discussed in greater detail in the "Liquidity and Capital Resources" section below. Interest income for the fiscal year ended March 27, 1999 was slightly lower than the fiscal year ended March 28, 1998 due to lower notes receivable from retailers and fewer delinquent accounts. This decline was offset somewhat by increased interest income in the convenience store segment due to the Company's short-term investment of cash generated from operations.

     FISCAL 1998

     Interest expense for the fiscal year ended March 28, 1998 increased by approximately $1.2 million over the fiscal year ended March 29, 1997. The increase in interest expense during 1998 was caused by additional borrowings under the Company's bank credit agreement, due primarily to higher cigarette inventories and, to a lesser extent, the development of retail properties. During the fiscal year ended March 29, 1997 a major construction effort related to the development of retail properties in the Eastern Michigan region required interest incurred during the construction period to be capitalized as part of the cost of the projects rather than expensed. Interest income declined by approximately $.3 million in the fiscal year ended March 28, 1998 from the fiscal year ended March 29, 1997. The reduction in interest income was due primarily to a decrease in notes receivable. In addition, finance fees earned on past due accounts decreased as a result of a reduction in past due accounts.

GAIN ON SALE OF PROPERTY AND EQUIPMENT

     The gain on sale of property and equipment of $1.2 million for the fiscal year ended March 27, 1999 was due primarily to approximately $1.9 million in gains on the sales of three retail properties, offset by losses of approximately $.7 million on the write-down of certain assets. These assets included certain technology-related equipment in connection with the implementation of a logistics software package and assets associated with the closing of administrative offices in conjunction with the Company's continuing efforts to centralize existing processes. Management does not expect significant sales of retail properties to occur during the current fiscal year. However, the Company will recognize a gain of approximately $2.5 million associated with the sale of common stock held in another entity during the current fiscal year.

     The gain on sale of property and equipment of $3.9 million and $1.7 million, respectively, for the fiscal years ended March 28, 1998 and March 27, 1997, were due primarily to the sale of retail properties during these years and the sale of a distribution facility in the fiscal year ended March 29, 1997. The sales of retail properties were completed in conjunction with a plan to reduce the Company's debt and real estate portfolio to historical levels.

   EARNINGS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM

     Earnings before income taxes and extraordinary item were $25.0 million for the fiscal year ended March 27, 1999, compared to $22.2 million for the fiscal year ended March 28, 1998, and $15.4 million for the fiscal year ended March 29, 1997.

     Earnings before income taxes and extraordinary item in the grocery store distribution segment were $2.3 million for the fiscal year ended March 27, 1999, compared to $6.5 million for the fiscal year ended March 28, 1998, and $1.9 million for the fiscal year ended March 29, 1997. The decline experienced during the fiscal year ended March 27, 1999 was due primarily to the restructuring charge of approximately $5.7 million, recorded in connection with management's decision to replace the Company's Plymouth distribution center. The new multi-commodity distribution center along with related initiatives is expected to reduce overall operating costs, provide better service to existing Customers, and promote expansion and growth in southern markets. The increase experienced during the fiscal year ended March 28, 1998 was due primarily to improvements in gross profit.

     Earnings before income taxes and extraordinary item in the convenience store distribution segment were $15.3 million for the fiscal year ended March 27, 1999, compared to $6.1 million for the fiscal year ended March 28, 1998, and $6.6 million for the fiscal year ended March 29, 1997. The increase during the fiscal year ended March 27, 1999 was due primarily to the sale of cigarettes purchased prior to significant price increases by cigarette manufacturers.

     Earnings before income taxes and extraordinary item in the insurance segment were $3.6 million for the fiscal year ended March 27, 1999, compared to $3.6 million for the fiscal year ended March 28, 1998, and $3.9 million for the fiscal year ended March 29, 1997.

     Earnings before income taxes and extraordinary item in the real estate segment were $3.8 million for the fiscal year ended March 27, 1999, compared to $6.0 million for the fiscal year ended March 28, 1998, and $2.9 million for the fiscal year ended March 29, 1997. Earnings in the real estate segment in each of these years have been positively impacted by sales of retail properties which are not expected to occur in the current fiscal year.

   EXTRAORDINARY ITEM

     During the fourth quarter of the fiscal year ended March 27, 1999, the Company incurred a pre-payment penalty of approximately $1.6 million in connection with the repayment of senior notes outstanding. This extraordinary item was recorded in the grocery store distribution segment. The payment of the senior notes was required as a result of the Company's new bank credit agreement discussed in the Liquidity and Capital Resources section below.

   YEAR 2000 READINESS DISCLOSURE

     During the fiscal year ended March 29, 1997, the Company began assessing the ability of its computers and other systems to accurately process date and time data in connection with the Year 2000. As a result of this assessment, the Company developed a plan that addressed internally developed systems, purchased systems, imbedded processors and third party risks. The strategy for internally developed systems has been to replace or convert non-compliant systems or eliminate unnecessary systems. The
Company is using both internal resources as well as contracted consultants to assist in this process. The Company also has completed an inventory of its purchased systems and imbedded processors, has contacted or attempted to contact the related vendors or manufacturers to determine their Year
2000 compliance, and is in the process of replacing, converting or eliminating the purchased systems that the Company has been informed or otherwise has determined are not Year 2000 compliant. The Company has identified and replaced or repaired a small number of systems having non-compliant imbedded processors and anticipates Year 2000 readiness in this area by July 1999. Finally, the Company has mailed inquiries to its customers, suppliers and financial institutions relative to their Year 2000 compliance status. The Company continues to communicate Year 2000 issues to the Company's Customers by conducting seminars and distributing tool kits and other similar materials.

     The Company estimates that it already has replaced or converted approximately 85% to 90% of its non-compliant systems and that all of its major systems are Year 2000 compliant. The Company has spent approximately $5.5 million during the past two fiscal years and expects to incur an additional $.8 million to address Year 2000 issues. The Company has delayed other non-critical development and support initiatives as a result of these expenditures. The Company believes that due to its current efforts and future plans the Year 2000 problem will not pose significant operational problems for the Company's computer systems. If all modifications and conversions to the Company's systems are not timely completed, however, or if the Company's customers, suppliers or financial institutions should fail to adequately modify their computer systems, the Year 2000 problem could have a material adverse impact on the Company's ability to order and distribute product as well as operate its insurance, retail and real estate and finance businesses. Management believes the Company's greatest exposure exists with its Customers and suppliers and their inability to process business transactions should they fail to adequately address the Year 2000 problem. The Company is developing business interruption contingency plans designed to address adverse consequences potentially arising from the Year 2000 problem.

     This Year 2000 Readiness Disclosure is in part based upon and repeats information provided to the Company by outside sources, including its suppliers, Customers, outside consultants and other business partners and the manufacturers, vendors and licensors of the Company's software, hardware and other systems and equipment. Although the Company believes this outside information is accurate, the Company is not the original source of this outside information and has not independently verified the information.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital was $101.9 million at March 27, 1999 compared to $61.7 million at March 28, 1998. The Company's current ratio increased from 1.35:1.00 at March 28, 1998 to 1.77:1.00 at March 27, 1999.
The improvement in liquidity is primarily the result of cash flows from operations and refinancing in connection with a new bank credit agreement entered into on March 18, 1999, under which borrowings are classified as long-term. Net cash provided by operating activities continues to outpace prior year levels at $50 million for the fiscal year ended March 27, 1999, compared to $29.6 million and $16.4 million for the fiscal years ended March 28, 1998 and March 29, 1997, respectively. These increases are primarily the result of improved earnings and the liquidation of excess cigarette inventories held during the fiscal year ended March 27, 1999.

     Net cash used in investing activities was $70.3 million during the fiscal year ended March 27, 1999, compared to $3.2 million and $35.8 million during the fiscal years ended March 28, 1998 and March 29, 1997, respectively. The increase in the fiscal year ended March 27, 1999 was primarily the result of the acquisition of eight retail grocery stores prior to fiscal year end and the deposit of funds to be used for acquisitions completed subsequent to year end, offset by reductions in capital expenditures and proceeds from the sale of three retail properties during the year. The decline in the fiscal year ended March 28, 1998 was primarily the result of proceeds from the sale of nine retail properties and reductions in capital expenditures.

     Net cash flows provided by financing activities were $27.4 million during the fiscal year ended March 27, 1999, compared to net cash flows used in financing activities of $23.6 million during the fiscal year ended March 28, 1998 and net cash flows provided by financing activities of $13.8 million during the fiscal year ended March 29, 1997. On March 19, 1999, the Company entered into a $425 million senior secured credit facility to refinance existing debt, support retail store acquisitions, fund working capital and support other general corporate needs. The new credit facility resulted in debt issuance costs of approximately $9.0 million. The credit facility consists of (a) a Revolving Credit Facility in the amount of $100 million with a term of six years, (b) a Term Loan A in the amount of $100 million with a term of six years, (c) an Acquisition Facility in the amount of $75 million with a term of seven years and (d) a Term Loan B in the amount of $150 million with a term of eight years. The credit facility provides for the issuance of letters of credit of which $11,810,000 were available for use as of March 27, 1999. Interest rates payable on amounts borrowed under the senior secured credit facility are based on the prime rate, the federal funds rate or the eurodollar rate. As of March 27, 1999, the Company had $100 million outstanding on the Term Loan A facility bearing interest at 9.00% and $150 million outstanding on the Term Loan B facility bearing interest at 9.75% per annum. As of March 27, 1999, approximately $78.1 million of the proceeds from the credit facility were held in a bank escrow account for use in connection with acquisitions consummated subsequent to year-end.

     The Company is also permitted to sell Variable Rate Promissory Notes under a note offering with a total principal amount of $100,000,000. The notes are offered in minimum denominations of $1,000 and may be issued by the Company at any time, although the Company's bank credit agreement restricts the total amount outstanding under the offering to approximately $16.1 million. As of March 27, 1999, approximately $51.4 million of these notes have been issued and approximately $15.9 million were outstanding.

CAPITAL STRUCTURE

     The following table summarizes the Company's capital structure for the last two fiscal years:

                                                          1999                    1998
                                                 ---------------------   -----------------------
Average short-term borrowing during the year     $ 13,600,000     3.0%   $  29,800,000     10.5%
Long-term debt at year-end                        274,136,907    60.4      112,444,327     39.7
Present value at year-end:
     Capital leases                                 1,111,394     0.2        1,765,995      0.6
     Operating leases:
          Used in operations                       28,118,168     6.2        8,885,000      3.1
          Subleased to others                      15,808,593     3.5       16,281,652      5.8
                                                 ------------   -----    -------------    -----
Total debt capital                                332,775,062    73.3      169,176,974     59.7
Shareholders' equity                              121,061,390    26.7      114,192,251     40.3
                                                 ------------   -----    -------------    -----
Total capitalization                             $453,836,452   100.0%   $ 283,369,225    100.0%
                                                 ============   =====    =============    =====

     The Trading Value of the Class A Shares customarily is established annually by the Board of Directors during the first quarter of the fiscal year. Any change adopted by the Board becomes effective upon acceptance of the Trading Value by the Michigan Corporation, Securities and Land Development Bureau. The Trading Value of the Class A Shares was $12.30 per share at March 27, 1999. Effective as of June 21, 1999, the new Trading Value has been established at $13.30 per share.

     The Company paid quarterly dividends of $.0125 per share for each of
the past three fiscal years.   Dividends were $555,714 for the fiscal year
ended March 27, 1999. The senior secured credit facility contains covenants which restrict the amount of cash dividends payable by the Company to $800,000 in any twelve-month period.

     On July 15, 1997, Spartan's Articles of Incorporation were amended to increase the authorized capital stock from 2,000,000 to 20,000,000 shares of Class A common stock and from 500,000 to 5,000,000 shares of Class B common stock. The amendment also reduced the par value of the Class A common stock from $20 per share to $2 per share. On July 15, 1997, the Company also consummated a ten-for-one stock split pursuant to a share dividend payable to shareholders of record on May 31, 1997.


RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or

Obtained for Internal Use." The SOP is effective for the Company on March 28, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. This SOP will be adopted on a prospective basis and its effect on future operations has not been determined.

     In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt SFAS No. 133 as required no later than March 26, 2000, and is currently assessing the impact of adoption on its consolidated financial statements.

   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

     The Company is exposed to interest rate risk related to its debt outstanding and notes receivable from Customers. The interest rate paid on a majority of the Company's debt outstanding is vulnerable to changes in either the prime rate, the federal funds rates or the eurodollar rate. Interest received on notes receivable from Customers is vulnerable to changes in the prime rate. The Company does not use financial instruments or derivatives for trading or speculative purposes.

     The Company manages interest rate risk on a portion of its debt through the use of an interest rate swap agreement that was entered into subsequent to the fiscal year-end, and that is effective from June 30, 1999 to June 29, 2003. Under the terms of the agreement, the Company is protected against increases in interest rates from and after the date of the contract in the initial aggregate notional amount of $162,500,000, which amount decreases in proportion to principal payments made on the Term Loan A and the Term Loan B under the Company's credit facility. The aggregate notional amount will be $123,666,667 at the end of the contract's four-year term.

     The following table sets forth the maturities of the Company's notes receivable from Customers and debt outstanding as of March 27, 1999:

                                                    NOTES              DEBT
                                                  RECEIVABLE       OUTSTANDING
     MATURITIES                                 (VARIABLE RATE)   (VARIABLE RATE)
     ----------                                 ---------------   ---------------
     Fiscal 2000                                 $  1,423,410     $   5,726,153
     Fiscal 2001                                    2,239,402        34,519,242
     Fiscal 2002                                      906,834        21,030,721
     Fiscal 2003                                      759,126        15,816,927
     Fiscal 2004                                      525,168        21,106,159
     Thereafter                                       413,013       177,049,099
                                                 ------------    --------------
     Fair value at March 27, 1999                $  6,266,953    $  275,248,301
                                                 ============    ==============
     Average variable rate at March 27, 1999            8.25%             9.30%
                                                        =====             =====


                                MANAGEMENT

     The names, ages, and principal occupations of directors and executive officers of Spartan as of June 25, 1999 are set forth below.

                                        POSITION AND PRINCIPAL
NAME AND AGE                          OCCUPATION FOR LAST FIVE YEARS
------------                          ------------------------------
Russell H. VanGilder, Jr. (65)     Chairman of the Board since 1998; Vice
                                   Chairman of the Board from 1992 to 1998 and
                                   director since 1970; Chairman of the Board,
                                   V.G.'s Food Center, Inc. (retail grocery
                                   chain)

Parker T. Feldpausch (67)          Vice-Chairman of the Board since 1998 and
                                   Director since 1990; President, G & R
                                   Felpausch Co. (retail grocery chain)

Roger L. Boyd (53)                 Secretary of the Board since 1993 and
                                   director since 1992; President and General
                                   Manager, Bob's Market House, Inc. (retail
                                   grocery store); President and General
                                   Manager, Hillsdale Market House, Inc.
                                   (retail grocery store)

                                      -42-

James G. Buick (66)                Director since 1995; Retired; Former
                                   President and Chief Executive Officer, The
                                   Zondervan Corporation (1984 to 1993)
                                   (producer and distributor of Christian books
                                   and gifts)

John S. Carton (58)                Director since 1995; Chairman of the Board,
                                   Pine View Golf Club, Inc. and Turfside, Inc.
                                   (golf course and restaurant)

Alex J. DeYonker (49)              Director since 1999; General Counsel and
                                   Assistant Secretary since May 1995; partner
                                   of Warner Norcross & Judd LLP (law firm)

Ronald A. DeYoung (65)             Director since 1974; President, Great Day,
                                   Inc. (retail grocery chain)

Martin P. Hill (54)                Director since 1996; President, Harding &
                                   Hill, Inc. (retail grocery chain); Director,
                                   Secretary and Treasurer, Harding's
                                   Markets - West, Inc. (retail grocery chain)

Dan R. Prevo (49)                  Director since 1996; President, Prevo's
                                   Family Market, Inc. (retail grocery chain)

James B. Meyer (53)                Chief Executive Officer since July 1997;
                                   President and director since August 1996;
                                   Chief Operating Officer from August 1996 to
                                   July 1997; Treasurer since 1994; Senior Vice
                                   President Corporate Support Services from
                                   June 1994 to August 1996; Chief Financial
                                   Officer and Assistant Secretary from October
                                   1990 to August 1996; Senior Vice President
                                   from 1981 to 1994

Charles B. Fosnaugh (49)           Vice President Development since April 1998;
                                   Senior Vice President Business Development
                                   and Finance from  September 1996 to April
                                   1998; Senior Vice President Business
                                   Development from July 1994 to September
                                   1996; Vice President Business Development
                                   from 1990 to 1994; President, Valuland, Inc.
                                   since 1992; President, Market Development
                                   Corporation since 1990

David deS. Couch (48)              Vice President Information Technology since
                                   May 1996; Director of Management Information
                                   Services from December 1991 to May 1996

                                      -43-

Michael D. Frank (47)              Vice President Logistics since July 1997;
                                   Vice President Distribution, Associated
                                   Wholesale Grocers, Inc. from 1987 to
                                   July 1997 (supermarket cooperative)

J. Kevin Schlosser (49)            Vice President Sales since September 1997;
                                   Director of Team Sales, RJR Nabisco Food
                                   Groups, Inc. from September 1985 to
                                   September 1997 (tobacco and food company)

Richard C. Deming (54)             Vice President Human Resources since August
                                   1998; Vice President Human Resources, AP
                                   Parts International, Inc. from 1994 to
                                   1998; Vice President Human Resources,
                                   Pirelli Cables North America from
                                   1991 to 1994


     Directors are elected at annual meetings of shareholders and hold office for a term of three years and until their successors are elected and qualified. Annual elections of directors are held to elect approximately one-third of the members of the Board. Mr. Donald J. Koop and Mr. Glen A. Catt resigned from the Board of Directors on December 9, 1998 and April 5, 1999, respectively. Mr. Alex J. DeYonker was appointed to the Board of Directors on March 31, 1999. The terms of Messrs. Buick, Hill, Prevo, and VanGilder expire in 1999; Messrs. Feldpausch, Meyer and DeYonker expire in 2000; and Messrs. Boyd, Carton and DeYoung expire in 2001. The election of directors will be held at the Annual Meeting of Shareholders currently scheduled to be held on July 21, 1999. Nominees for election to the Board of Directors are Messrs. Buick, Hill, Prevo, and VanGilder. Executive officers are appointed by the Board of Directors at its organizational meeting following each annual meeting of shareholders and serve until their successors are appointed.

     Because Spartan's capital stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, Spartan's directors and officers and persons owning greater than 10 percent of any class of Spartan's equity securities are not subject to Section 16 of that statute.


                EXECUTIVE COMPENSATION AND OTHER BENEFITS

     SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION.

     The following table sets forth the cash and non-cash compensation earned during the fiscal years ended March 27, 1999, March 28, 1998 and March 29, 1997 by the persons who served as the Chief Executive Officer of

Spartan during the last completed fiscal year, and the four most highly compensated executive officers (other than the Chief Executive Officer) of Spartan at the end of the last completed fiscal year.

                    SUMMARY COMPENSATION TABLE
                                                                   LONG-TERM
                                                                 COMPENSATION
                                                                     AWARDS
                                                                 ------------
                                                                   NUMBER OF
                                         ANNUAL COMPENSATION       SECURITIES      ALL OTHER
                              FISCAL   -----------------------     UNDERLYING       COMPEN-
NAME AND PRINCIPAL POSITION    YEAR      SALARY      BONUS<F1>     OPTIONS<F2>     SATION<F3>
---------------------------    ----      ------      ---------     -----------     ----------
James B. Meyer                 1999    $ 371,540   $   220,566        4,000     $    8,136
(President and Chief           1998      350,494       106,712        4,000          6,348
Executive Officer)             1997      308,250        24,500        2,000          6,348

Charles B. Fosnaugh            1999    $ 200,980   $    90,576        1,000     $    7,949
(Vice President)               1998      195,330        52,555        2,000          5,921
Development)                   1997      190,640        18,688        2,000          5,921

David deS. Couch               1999    $ 168,260   $    68,349        1,000     $    7,313
(Vice President                1998      127,214        35,602        1,000          6,027
Information Technology)        1997      120,330         7,500            0          6,824

Michael D. Frank               1999    $ 154,405   $    65,717        1,000     $    3,036
(Vice President Logistics)     1998       88,920        35,847            0          3,009
                               1997          N/A           N/A          N/A            N/A

J. Kevin Schlosser             1999    $ 138,500   $    47,187        1,000     $   33,752
(Vice President Sales)         1998          N/A           N/A          N/A            N/A
                               1997          N/A           N/A          N/A            N/A

<F1>  The amounts listed in this column include bonus amounts elected under the 1991 Stock Bonus Plan, as amended, plus an amount equal to 30 percent of such bonus amounts, to be received in Class A Shares. The amounts listed in this column also include cash bonuses accrued in fiscal years 1998 and 1999 for payment in the following year pursuant to the Company's Annual Incentive Plan.

<F2>  All reported awards were under the 1991 Stock Option Plan, as amended and have been adjusted to reflect the results of the July 1997 ten-for-one stock split. These awards have vested and are exercisable at the date of grant.

                                      -45-

<F3>  The compensation listed in this column for the fiscal year ended March
27, 1999 consists of: (i) amounts paid by Spartan for split dollar and term life insurance; (ii) Spartan's matching contributions under its Savings Plus Plan; and (iii) amounts paid for relocation expenses in connection with acceptance of employment. The amounts included for each such factor for fiscal year 1999 are:

                          (i)            (ii)        (iii)
                      ----------     ----------     -------
     Mr. Meyer        $    1,598     $    6,538     $     0
     Mr. Fosnaugh          2,098          5,851           0
     Mr. Couch             2,074          5,239           0
     Mr. Frank             3,036              0           0
     Mr. Schlosser         2,478          5,537      25,737


STOCK OPTIONS

     Under the 1991 Stock Option Plan, options to purchase Class A Shares may be granted to officers of Spartan. The following tables set forth information concerning stock options granted under the 1991 Stock Option Plan during the fiscal year ended March 27, 1999, to the named executive officers and the unexercised options held by them as of the end of the fiscal year.

                              OPTION GRANTS IN LAST FISCAL YEAR <F1>
                       INDIVIDUAL GRANTS
---------------------------------------------------------------------------
                                            PERCENT                                      POTENTIAL
                               NUMBER       OF TOTAL                                REALIZABLE VALUE AT
                                 OF         OPTIONS                                    ASSUMED ANNUAL
                             SECURITIES    GRANTED TO                               RATES OF STOCK PRICE
                             UNDERLYING    EMPLOYEES      EXERCISE   EXPIRA-            APPRECIATION
                              OPTIONS      IN FISCAL      PRICE PER   TION             FOR OPTION TERM
      NAME                    GRANTED        YEAR           SHARE     DATE            5%            10%
      ----                    -------      ---------       -------   -------         ----          -----
James B. Meyer                 4,000         50.00%       $  12.30   5/2008       $   30,942    $    78,412
Charles B. Fosnaugh            1,000         12.50           12.30   5/2008            7,735         19,603
David deS. Couch               1,000         12.50           12.30   5/2008            7,735         19,603
Michael D. Frank               1,000         12.50           12.30   5/2008            7,735         19,603
J. Kevin Schlosser             1,000         12.50           12.30   5/2008            7,735         19,603



                                      -46-

<F1>  The per share exercise price of each option equals the Trading Value of the Class A Shares effective as of June 21, 1998. All options were granted for a term of 10 years. Options terminate, subject to limited exercise provisions, in the event of death, retirement, or other termination of employment. All options are exercisable at the date of grant. The exercise price of the options may be paid in cash, by delivering Class A Shares which are already owned by the option holder, or any combination thereof.


                              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                   AND FISCAL YEAR-END OPTION VALUES
                                                              NUMBER OF
                                                              SECURITIES                 VALUE OF
                                                              UNDERLYING                UNEXERCISED
                                                              UNEXERCISED               IN-THE-MONEY
                                                              OPTIONS AT                 OPTIONS AT
                        NUMBER OF SHARES                    FISCAL YEAR-END          FISCAL YEAR-END <F1>
                            ACQUIRED     VALUE              ---------------          --------------------
     NAME                 ON EXERCISE   REALIZED      EXERCISABLE   UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
     ----                 -----------   --------      -----------   -------------  -----------  -------------
James B. Meyer                  0       $    0           18,000            0        $    33,000    $    0
Charles B. Fosnaugh             0            0           10,000            0             20,600         0
David deS. Couch                0            0            2,000            0              1,000         0
Michael D. Frank                0            0            1,000            0                  0         0
J. Kevin Schlosser              0            0            1,000            0                  0         0

<F1>  Represents the difference between the exercise price of the options for the Class A Shares and the Trading Value of $12.30 per share at fiscal year-end.


EMPLOYMENT AGREEMENTS

     The officers of Spartan are appointed annually by and serve at the pleasure of the Board of Directors or the Chief Executive Officer. On August 14, 1996, the Board of Directors appointed Mr. Meyer President and Chief Operating Officer of Spartan, and as of that date Mr. Meyer entered into an employment agreement with Spartan. As of July 1997, he became the President and Chief Executive Officer of Spartan, pursuant to the terms of the employment agreement. Under the employment agreement, Mr. Meyer's annual base salary is to be and has been revised upon mutual agreement of Spartan and Mr. Meyer on a year-to-year basis. Under the employment agreement, Spartan provides Mr. Meyer with an automobile and certain other fringe benefits. The employment agreement may be terminated upon mutual agreement, upon Mr. Meyer's death or disability, by either party at its option upon 90 days' written notice to the other, for cause, or upon certain other events. Upon termination by Spartan for any reason other than for cause or Mr. Meyer's death or disability, or upon termination by Mr. Meyer for good reason, Mr. Meyer will receive life, health, accident, and dental insurance benefits and an amount equal to his current salary for one year after the date of severance. In addition, all options held by Mr. Meyer to acquire Class A Shares will immediately vest and become exercisable for 90 days after the date of severance, all risks of forfeiture applicable to any restricted stock granted to Mr. Meyer will lapse and no longer apply, and Spartan will purchase and transfer to Mr. Meyer the automobile then furnished to him.

     In February 1999, each of the named executive officers (referred to as "executives" in the following discussion) entered into an Executive Severance Agreement with Spartan. Under these agreements, if the executive's employment with Spartan terminates during a Termination Period (which is defined for Mr. Meyer as the 36-month period and for the other executives as the 18-month period beginning on a Change in Control (as described below) of Spartan), then the executive will receive payment of
(1) the executive's unpaid base salary through the date of termination; (2) any earned or payable benefit awards and bonus payments pursuant to any plans; (3) the executive's target bonus under Spartan's Annual Incentive Plan pro rated for the time the executive was employed in the fiscal year of termination; (4) a bonus under Spartan's Long Term Incentive Plan payable upon termination of the executive's employment without cause; and
(5) the amount of salary and estimated bonus that would have been payable to the executive had his employment continued until the end of the Termination Period. Each executive other than Mr. Meyer also will receive the additional amount he would have been eligible to receive under the Pension Plan and Supplemental Executive Retirement Plan ("SERP") had his employment continued until the end of the Termination Period. With certain exceptions, these payments will not be made if the executive's employment is terminated by Spartan for cause, by the executive other than with notice and for good reason, or as a result of the executive's death, disability or retirement (a "Nonqualifying Termination").

     The SERP establishes a target amount for payment to Mr. Meyer depending upon the date of his termination. Under Mr. Meyer's Executive Severance Agreement, if Mr. Meyer's employment terminates at any time and for any reason after a Change in Control, Mr. Meyer will receive the target amount under the SERP to the extent it is not otherwise paid under the Pension Plan and the SERP on the date of termination (assuming the election of lump sum payment options under those plans). If Mr. Meyer's employment terminates for any reason other than a Nonqualifying Termination, the SERP target amount will be determined by adding the following additional years to Mr. Meyer's date of termination: five years if the termination occurs in 1999, four years if the termination occurs in 2000, three years if the termination occurs in 2001, two years if the termination occurs between 2001 and 2010, and one year if the termination occurs in 2010.

     The Executive Severance Agreements further provide that upon a Change in Control, all unvested stock options will vest and all restrictions on ownership of stock previously issued to the executive will lapse. Each agreement also provides certain "gross up" payments if the payments under the agreement cause certain excise taxes under the Internal Revenue Code to be payable by the executive. With certain exceptions, Spartan also will maintain in full force and effect for the benefit of the executive and his spouse and covered dependents all employee benefit plans, programs and arrangements that the executive and his spouse and covered dependents were entitled to participate in immediately prior to the date of termination until the earlier of the end of the Termination Period or (as to any particular benefit) the date upon which the executive receives a substantially equal benefit from a new employer. The agreements also provide for certain automobile privileges and outplacement services.

     The term "Change in Control" is defined in the agreements generally as
(1) the acquisition by any person or group of 20% or more of the outstanding common stock or voting power of Spartan, (2) the majority of the Board of Directors being comprised of persons other than the current members of the Board of Directors or their successors whose nominations were approved by at least two-thirds of the board, or (3) the approval by the shareholders of certain mergers, reorganizations, plans of dissolution or sales of substantially all of Spartan's assets.

   PENSION PLAN

     Effective as of April 1, 1998, the Pension Plan benefit formula was redesigned, utilizing a cash balance approach. Under the new cash balance formula, principal credits are added annually to a participant's "account." There are two types of principal credits: basic credits and transition credits. The basic credit equals a percentage of the participant's compensation based upon a participant's years of vested service at the beginning of each calendar year in accordance with the following table:

        YEARS OF VESTED SERVICE                 PERCENTAGE OF
             AS OF JANUARY 1               PARTICIPANT'S COMPENSATION
             ---------------               --------------------------
                  0-5                                   4%
                 6-10                                   5
                11-15                                   6
                16-20                                   7
                21-25                                   8
              26 or more                                9

     In addition to the basic credit, a participant may be eligible to receive a transition credit equal to a percentage of the participant's compensation based upon the participant's age on the first day of the calendar year as follows:

           PARTICIPANT'S AGE                       PERCENTAGE OF
            AS OF JANUARY 1                  PARTICIPANT'S COMPENSATION
           -----------------                 --------------------------
               Under 35                                  0%
                35-39                                    2
                40-44                                    4
                45-49                                    6
                50-54                                    8
             55 and over                                10

     Transition credits will be available for the 1998 - 2007 calendar years. However, if a participant has fewer than ten years of benefit service as of December 31, 1997, the participant is eligible for transition credits only for the number of calendar years equal to the participant's complete years of benefit service as of December 31, 1997.

     In addition to the principal credits, interest credits are also added annually to a participant's "account" based upon the participant's account balance as of the last day of the immediately preceding calendar year. The interest rate used for this purpose is the average of 30-year Treasury constant maturities yields over the 12 months ending in November of the prior calendar year.

     Upon termination of employment, a participant will be entitled to his or her vested accrued benefit which can be distributed either in a monthly annuity or in a lump sum. If distributed in a lump sum, the participant's benefit generally will be equal to the participant's account balance. For persons who were participants prior to April 1, 1998, the Pension Plan provides that the retirement benefit will not be less than the benefit accrued as of March 31, 1998.

     Spartan also maintains the SERP, which provides nonqualified deferred compensation benefits to Spartan's executive officers. The purpose of the SERP is to provide the executive officers with the benefits which they are otherwise denied under the Pension Plan due to the annual dollar limit on compensation and other limitations of the Internal Revenue Code (which are known collectively as the "statutory limits"). Accordingly, each officer's benefit under the SERP is equal to the officer's benefit that would have accrued under the Pension Plan but for the operation of the statutory limits, minus the accrued benefit actually payable to the officer under the Pension Plan calculated in accordance with the statutory limits. However, Mr. Meyer's SERP benefit is expressed as a target amount which is equal to the benefit that would have accrued but for the operation of statutory limits under the Pension Plan's formula that was in effect prior to April 1, 1998, minus his actual accrued benefit under the Pension Plan.

     Benefits under the SERP are paid from Spartan's general assets. There is no separate trust which has been established to fund benefits. As of March 27, 1999, the estimated total benefits payable under the Pension Plan and the SERP upon retirement at normal retirement age (age 65) for Messrs. Meyer, Fosnaugh, Couch, Frank and Schlosser are expected to be approximately $4,240,000, $1,040,000, $1,010,000, $350,000, and $290,000,
respectively.

COMPENSATION OF DIRECTORS

     Each director receives a base compensation of $10,000 per year and $1,000 per day for attendance at each meeting of the Board or a committee of the Board. Directors also are reimbursed for travel expenses for meetings attended.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are Messrs. Buick, DeYoung, and Hill. Messrs. DeYoung and Hill each have an ownership interest in a business which is a Shareholder-Customer of the Company and purchases groceries, perishables, general merchandise, and other products and services from the Company on an ongoing basis. For a discussion of transactions with entities related to directors and the Board's policy with respect to transactions in which a director has an interest, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

   LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION

     Spartan's Restated Articles of Incorporation (the "Articles") provide that a director of Spartan will not be personally liable to the Company for monetary damages for a breach of fiduciary duty as a director, with the exception of: liability for a breach of a director's duty of loyalty to the Company or its shareholders; liability for acts or omissions not in good faith or that involved intentional misconduct or knowing violation of law; liability for certain unlawful dividends, distributions or loans; liability in connection with a transaction from which the director derived an improper personal benefit; and liability in connection with an action or omission occurring prior to the date the limitation of liability provision became effective.

     Michigan law permits, and Spartan's Articles require, indemnification of Spartan's directors and executive officers in a variety of circumstances, which may include liabilities under the Federal Securities Act of 1933, as amended. The Articles require Spartan to indemnify any director or executive officer who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or executive officer, or is or was serving at the request of Spartan in another capacity, to the fullest extent permitted by law. Spartan may further indemnify any director or executive officer, and may indemnify any person who is not a director or an executive officer, as authorized by any Bylaw, resolution of the Board, or contractual agreement authorized by the Board. Pursuant to this authority, Spartan's Bylaws provide that Spartan will indemnify directors, executive officers, and other officers of Spartan to the extent that an indemnified person is successful on the merits or otherwise in the defense of the action. Spartan will indemnify the indemnified party against actual and reasonable expenses (including attorneys' fees) incurred in connection with the action. Prior to a final determination of a proceeding, Spartan may reimburse an indemnified party for reasonable expenses incurred by the indemnified party, if certain procedures are followed. In addition, upon request, a court may order Spartan to indemnify a director, officer, employee or agent if it determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the applicable standard of conduct set forth in the Bylaws has been met.

     In addition, the Bylaws permit Spartan to grant other rights to a person seeking indemnification or advancement of expenses. Further, Spartan may purchase and maintain insurance for a director, officer, employee or agent of Spartan against any liability asserted against the individual.

            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Spartan's directors (except Messrs. Buick, Carton, DeYonker, and
Meyer) have ownership interests in businesses which are Shareholder-Customers and purchase groceries, perishables, general merchandise, and other products and services from the Company on an ongoing basis. To the extent that the Company engages in transactions and offers services that benefit its Customers, the businesses in which such directors have ownership interests may benefit. Consequently, a director may have a conflict of interest between the best interests of the Company and the business or businesses in which the director has an ownership interest.

     For any transaction involving a sale in the ordinary course of business of groceries, perishables, general merchandise, insurance, or other products or services of the Company to a Customer of the Company in which the director owns an equity interest or is an officer, director, or employee or otherwise has an interest (a "Related Entity"), it is the Company's policy and practice that the sale is deemed fair to the Company, and Board approval is not specifically required, if the sale is made at prices and on terms, including discounts and rebates, no less favorable than those offered generally to Customers that are not affiliated with any director.

     For any other transaction in which a director has an interest (including, without limitation, the Company's leasing, purchasing, or selling any property involving any loan or guarantee of an obligation by the Company in a transaction involving a Related Entity), it is the Company's policy and practice that the director shall proceed with the transaction only if the material facts of the transaction and the director's interest in the transaction have been disclosed to the Board, the Board determines that it is fair to the Company, and the transaction is approved by the affirmative vote of a majority of the Board of Directors who have no interest in the transaction. Each such transaction is made on terms no less favorable to the Company than those offered generally to Customers that are not affiliated with any director.

     During the fiscal year ended March 27, 1999, in the aggregate, Related Entities paid to the Company approximately $669,000,000 for grocery and related products (25.0 percent of the Company's total net sales for fiscal year 1999). No single Related Entity accounted for more than 5.2 percent of the Company's total net sales in fiscal year 1999. In connection with the purchases of such products, the Company paid to the Related Entities, discounts, and allowances on purchases at the same rates and on the same terms as applicable to all Customers. For the name of the entity related to each director, see "MANAGEMENT."

     In addition, in the aggregate, Related Entities:

          (a) in the fiscal year ended March 27, 1999, paid to the Company insurance premiums and commissions equal to approximately $2,900,000, or
   18.3 percent of all premiums and commissions paid (no single Related Entity accounted for more than 3.6 percent of the total insurance premiums and commissions paid); and

          (b) in the fiscal year ended March 27, 1999, made lease and rental payments to the Company in the amount of approximately $4,000,000, or 38.5 percent of all lease and rental payments made (no single Related Entity accounted for more than 20.6 percent of lease and rental payments made).

     Management believes all such leases have been made in the ordinary course, on fair and reasonable terms and on an arm's-length basis. All such leases are current on all required payments, and none of these leases were delinquent in payment or in default as of March 27, 1999.

     Mr. DeYonker is a partner in the law firm of Warner Norcross & Judd LLP. During the past year and the current year, Spartan has retained Warner Norcross & Judd LLP for certain legal services.


                         PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Class A Shares as of May 22, 1999 of (i) each of the directors and nominees for director of Spartan, (ii) each of the named executive officers of Spartan, and (iii) all directors and executive officers of Spartan as a group. As of May 22, 1999, D&W Food Centers, Inc. is the only person known to the Company to be the beneficial owner of more than five percent of the Class A Shares.

                                               AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER                      BENEFICIAL OWNERSHIP <F1>            PERCENT OF CLASS
------------------------                      -------------------------            ----------------
D&W Food Centers, Inc.                              559,110                             5.44%
Parker T. Feldpausch                                508,390                             4.92
Russell H. VanGilder, Jr.                           507,410                             4.91
Martin P. Hill                                      330,090                             3.20
Ronald A. DeYoung                                   224,130                             2.17
Roger L. Boyd                                       169,310                             1.64
Dan R. Prevo                                        101,103                              <F*>
James B. Meyer<F2>                                   46,689                              <F*>
Charles B. Fosnaugh <F2>                             12,291                              <F*>
David deS. Couch <F2>                                 5,377                              <F*>
Michael D. Frank <F2>                                 4,536                              <F*>
J. Kevin Schlosser<F2>                                2,447                              <F*>
James G. Buick                                        1,000                              <F*>
John S. Carton                                        1,000                              <F*>
Alex J. DeYonker                                          0                              <F*>
All Directors and Executive
     Officers as a group<F2>                      1,914,773                            18.54%

___________________________
<F*>  Less than one percent.

<F1>  Except for Messrs. Buick, Carton and Meyer, the Class A Shares
reported as beneficially owned by each director are directly owned by a corporation that is a Customer of the Company and with whom the director is affiliated. Thus, each such director indirectly owns the Class A Shares through the corporation which he controls either individually or with others. The Class A Shares owned by each such corporation are included in the amount reported for the appropriate director. For the name of each such entity related to each director, see "MANAGEMENT" above. Mr. Meyer and the named executive officers directly own the Class A Shares reported to be owned by each and hold the sole voting and dispositive power with respect to those shares.

<F2>  Includes shares that may be acquired through the exercise of stock options that are exercisable within 60 days. The number of shares subject to such stock options for each person is shown below. The reported shares include the shares subject to options granted on May 19, 1999.





                                      -55-

                 Mr. Meyer                          22,000
                 Mr. Fosnaugh                       11,000
                 Mr. Couch                           3,000
                 Mr. Frank                           2,000
                 Mr. Schlosser                       2,000
                 All Executive Officers as a group  41,000


                    DESCRIPTION OF CAPITAL STOCK

      As of the date of this Prospectus, the authorized capital stock of Spartan consisted of 20,000,000 Class A Shares and 5,000,000 Class B Shares.

     The following description of Spartan's capital stock is qualified by reference to Spartan's Articles and Bylaws, copies of which are included as exhibits to the registration statement of which this Prospectus is a part.

     As of June 19, 1999, Spartan had outstanding 10,282,583 Class A Shares, held by approximately 517 record holders. As of the date of this Prospectus, Spartan has not issued any Class B Shares. The Board of Directors may at any time, and from time to time, provide for the issuance of Class B Shares in one or more series, each with such a designation and, relative to the Class A Shares and to other series of the Class B Shares, such voting, distribution, dividend liquidation, conversion, participation, redemption and other rights, preferences, limitations and restrictions, if any, as will be stated in the resolution or resolutions providing for the issuance of the Class B Shares. Except as provided in the resolution or resolutions providing for the issuance of shares, all Class B Shares and any series thereof will be identical. Class A Shares, or Class B Shares or any series thereof, may be issued as a share dividend in respect of shares of another class or series as the Board of Directors may determine from time to time, or as otherwise permitted by statute.

VOTING

     Each outstanding Class A Share entitles its holder to one vote.
Except as otherwise required by law, or pursuant to the resolution or resolutions providing for the issuance of Class B Shares, Class A Shares and Class B Shares vote together as a single class and, except for the election of directors and certain extraordinary matters, the vote required to approve any corporate action is a majority of the votes cast at a meeting at which a quorum is present. Directors will be elected by a plurality of the votes cast at a meeting at which a quorum is present. Extraordinary matters, such as amendments to the Articles, mergers, share exchanges, sales of assets, and dissolution, must be approved by the holders of a majority of the Class A Shares and all other voting groups entitled to vote thereon.

     Spartan's Articles divide the Board of Directors into three classes, each class serving a three-year term, so that each year the terms of approximately one-third of the directors expire and approximately one-third of the directors are elected for a new three-year term.

     Under Michigan law, Class A Shares and Class B Shares will vote as separate voting groups on any amendment to the Articles or any merger or share exchange to which Spartan is a party if the resolution or resolutions providing for the issuance of the Class B Shares provides for such a vote or if the amendment, merger or share exchange (1) would change the aggregate number of authorized shares of the class, (2) would alter or change the powers, preferences, or special rights of the shares of the class or other classes so as to affect the class adversely, or (3) in the case of a share exchange, if the class or series thereof is included in the exchange.

     There are no preemptive rights to subscribe to shares of Spartan's capital stock.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The holders of Class A Shares will be entitled to receive, to the extent permitted by law, such dividends and distributions as may be declared from time to time by the Board of Directors, but subject to any preferential, participation and other rights of holders of Class B Shares provided in the resolution or resolutions providing for the issuance of such Class B Shares. A senior secured credit facility to which Spartan is a party contains covenants which restrict the amount of cash dividends payable by the Company to $800,000 in any twelve-month period.

     In the event of the voluntary or involuntary liquidation, dissolution or winding up of Spartan, the holders of the Class A Shares will be entitled to receive all of the remaining assets of Spartan ratably in proportion to the number of Class A Shares held by them, but subject to any preferential, participation or other rights of holders of Class B Shares provided in the resolution or resolutions providing for the issuance of Class B Shares.

RESTRICTIONS ON ORIGINAL ISSUE AND TRANSFER; OPTIONS TO PURCHASE

     Spartan's Bylaws authorize Spartan to issue its shares of capital stock only to: (1) Shareholder-Customers; (2) Associates; (3) Qualified Holders; or (4) Approved Holders. The Board may not revoke the authorization as an Approved Holder of any person who owns any shares of capital stock of Spartan at the time of the attempted revocation. The

Board of Directors has designated as Approved Holders: (1) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (2) any member of the Board of Directors of Spartan; or (3) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, or any trust created by the Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate.

     No sale, gift or other transfer by a shareholder of any Class A Shares of Spartan's capital stock, or any transfer of any such Class A Shares by operation of law, will be permitted by, or be effective with respect to, Spartan if the transferee would be at the time of transfer any person other than (1) a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or (2) an Approved Holder.

     Spartan has the option to purchase any Class A Shares which a shareholder proposes to sell, give or otherwise transfer or which are to be transferred by operation of law. Any shareholder proposing to effect a transfer is required to notify Spartan of the proposed transfer, the proposed terms and conditions of the proposed transfer and the identity of the person to receive an interest in the Class A Shares. The option is exercisable for 60 days following Spartan's receipt of notice of the transfer. If Spartan does not exercise its option to purchase any of the Class A Shares which are the subject of a proposed transfer, then for a period of 90 days following the expiration of Spartan's option, the transferring shareholder may transfer the Class A Shares to the person or persons identified in the written notice required to be given to Spartan, if: (1) after the transfer, the selling shareholder complies with any applicable Required Investment, (2) the transferee agrees in a writing acceptable to Spartan to be bound by the Bylaws, and (3) the transferee is a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or is an Approved Holder.

     In its discretion, Spartan will have the option at any time to redeem any Class A Shares of its capital stock which are beneficially owned by any person who is not at the time of the redemption: (1) a Shareholder-Customer who continues to purchase from Spartan grocery and related products, (2) an Associate who continues to be employed by the Company, (3) an Approved Holder, or (4) a Qualified Holder.

REDEMPTION POLICY

     Spartan's policy is to redeem, if possible, upon a shareholder's request, any Class A Shares held by the shareholder on the terms described below. Spartan's policy does not create or evidence any obligation on behalf of Spartan. Moreover, Spartan's Board of Directors, at its sole discretion, may at any time and from time to time revise or terminate the policy based on Spartan's financial condition, general market conditions, any requirement of or limitation imposed by law or any agreement by which Spartan is bound, or for any other reason deemed appropriate by the Board. In addition, the Company's new $425 million senior secured credit facility, which it entered into on March 18, 1999, contains limits on the amount of Class A Shares that Spartan may redeem in certain time periods. Any redemptions of Class A Shares would have to be made in accordance with that credit facility.

PURCHASE PRICE AND TERMS

     The following describes the price and terms that will apply to Spartan's purchase of any Class A Shares pursuant to its options to purchase and redeem the Class A Shares and its redemption policy (subject to revision or termination of the policy) described above:

       (1) If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase for cash at the Trading Value in effect on the date of the purchase, no later than 60 days following the date Spartan elects to purchase the Class A Shares or the date the shareholder requests Spartan to redeem the stock, any Class A Shares beneficially owned by the shareholder in excess of the Required Investment which is applicable to the Shareholder-Customer or, if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan;

       (2) If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase the Class A Shares which constitute the Required Investment which is applicable to the Shareholder-Customer, or if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan in the six equal installments described in paragraph (4) below ("Installments");

       (3) For any shareholder who at the time of the purchase is not and has not been subject to any Required Investment, the Company will purchase the shareholder's Class A Shares in Installments, unless the shareholder and Spartan agree to other terms;

       (4) The closing on the first Installment will occur at the date and time as to which Spartan and the selling shareholder mutually agree, but no later than 60 days following the date Spartan exercises its option to purchase the stock from the shareholder or the date the shareholder requests Spartan to redeem the stock. The closing on the second Installment will occur on the anniversary date following the closing of the first Installment. The closing on each subsequent Installment will occur on each corresponding anniversary date thereafter. The price for each Class A Share to be acquired in each Installment will be the Trading Value in effect at the date of the closing on the Installment; and

       (5) For the redemption of a Shareholder-Customer's Required Investment, no later than 30 days after the Shareholder-Customer's request to redeem, the Shareholder-Customer may elect to require Spartan to redeem at the Trading Value in effect at the date of redemption all of the Class A Shares with an aggregate Trading Value which equals the Shareholder-Customer's Required Investment on the following terms. Spartan will pay in cash to the Shareholder-Customer an amount equal to one-sixth of the purchase price for the Class A Shares. In addition, Spartan will execute and deliver to the Shareholder-Customer an unsecured promissory note for the balance of the redemption price. The note will be payable in no more than five equal annual Installments of principal, commencing one year from the date of the note. Interest will accrue thereon at the rate of interest 1 percent below the prime rate from time to time in effect until maturity as announced by Michigan National Bank, or such other lending institution as Spartan may select from time to time, and will be payable quarterly. Spartan may prepay the note at any time, in whole or in part, without penalty.

CERTAIN PROVISIONS OF THE MICHIGAN BUSINESS CORPORATION ACT

     Chapter 7A of the Michigan Business Corporation Act (the "Fair Price Act") establishes supermajority and fair price provisions for certain "business combinations." The provisions of the Fair Price Act apply to any Michigan corporation that: (1) has one hundred or more beneficial owners of its common stock; and (2) did not have any beneficial owner of 10 percent or more of a class of common stock at the time the Fair Price Act became effective. Because Spartan satisfies these requirements, the Fair Price Act applies to Spartan.

     The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who beneficially owns 10 percent or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     The supermajority vote required by the Fair Price Act does not apply to "business combinations" that satisfy certain conditions. These conditions include, among others, that: (1) the purchase price to be paid for the shares of the corporation is at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (2) once becoming an interested shareholder, the person does not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends;
(3) once becoming an interested shareholder, the person does not receive the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the corporation or any of its subsidiaries; and (4) there has been at least five years between the date the person became an "interested shareholder" and the date the business combination is consummated.

     The requirements of the Fair Price Act do not apply to "business combinations" with an interested shareholder that the board of directors has approved or exempted, specifically, generally or generally by types, from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

     The Fair Price Act would cease to apply to Spartan if its Articles were amended to elect not to be covered by Chapter 7A. Such an amendment would require the same votes for approval as the Fair Price Act requires for approval of a business combination with an interested shareholder.

     Chapter 7B of the Michigan Business Corporation Act regulates the acquisition of "control shares" of Michigan corporations (the "Control Share Act"). The Control Share Act applies to Michigan corporations having 100 or more shareholders of record, more than 10 percent of whom are residents of Michigan. Spartan also satisfies these requirements. Thus, the Control Share Act applies to Spartan.

     The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by a person or entity which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20 percent, 33 1/3 percent, or a majority. Under the Control Share Act, an acquiror may not vote shares acquired in a "control share acquisition" unless a majority of both the corporation's shareholders and the corporation's disinterested shareholders vote to confer voting rights on the "control shares." The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on whether the control shares shall be accorded voting rights. The Control

Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. In some cases, if control shares are accorded full voting rights as prescribed in Chapter 7B, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     By an amendment to its Articles or Bylaws electing not to be covered, either Spartan's Board of Directors or its shareholders could "opt out" of Chapter 7B and cause the Control Share Act to be inapplicable to "control share acquisitions" occurring thereafter, for as long as the amendment continued in effect. As of the date of this Prospectus, the Board has no plans to effect such an amendment, nor is it aware of any other plans or proposals to do so.

     The foregoing discussion concerning the provisions of the Michigan Business Corporation Act is qualified in its entirety by reference to such Michigan Business Corporation Act provisions.

OTHER MATTERS

     The Articles authorize Spartan's Board to determine the preferences, limitations, and voting, dividend, distribution, liquidation, conversion, participation, redemption and other rights of any series of Class B Shares before issuance of the shares. The potential to issue shares pursuant to the authorization, together with the restrictions on transfer of the Class A Shares, may discourage or preclude certain transactions, whether or not beneficial to shareholders, and could discourage certain types of tactics that involve an actual or threatened acquisition or change in control of Spartan.

     Spartan has no present intention to issue any of its authorized Class B Shares. However, any issuance of Class B Shares in the future could adversely affect the rights of the holders of Class A Shares.


                          DIVIDEND POLICY

     For at least 20 years, the Board of Directors has declared, and Spartan has paid, a regular quarterly dividend. The amount of such quarterly dividends for each of the three fiscal years in the period ended March 27, 1999, was $0.05 per share. While the Board of Directors expects to continue to declare dividends quarterly, future dividends will depend on earnings, capital requirements, financial conditions and other relevant factors. The Company's senior secured credit facility contains covenants which restrict the amount of cash dividends payable by the Company to $800,000 in any 12-month period.

                       PLAN OF DISTRIBUTION

     Spartan offers the Class A Shares through its own efforts using salaried employees without payment of any commission. The offering price of the Class A Shares is the Trading Value established from time to time by the Board of Directors. At the date of this Prospectus, the Trading Value was $13.30 per Class A Share. Each new Shareholder-Customer must purchase at least 1,000 Class A Shares. See "RISK FACTORS--Value of Class A Shares."

     There is no minimum number of Class A Shares that must be sold to complete this offering. Spartan offers the Class A Shares on a "best efforts," continuous basis to Shareholder-Customers, persons who apply to become Customers of Spartan, Associates of Spartan, Approved Holders, and Qualified Holders. Thus, Spartan will not place any offering proceeds received in any escrow, trust or other arrangement pending the receipt of a minimum amount of proceeds. There is no assurance that all Class A Shares will be sold.


                          USE OF PROCEEDS

     Spartan expects to use the proceeds from the sale of Class A Shares for general working capital purposes and from time to time to redeem Class A Shares from shareholders.


                             LEGAL MATTERS

     The validity of the Class A Shares offered hereby has been passed upon for Spartan by Warner Norcross & Judd LLP, 900 Old Kent Building, 111 Lyon Street, N.W., Grand Rapids, Michigan 49503-2489. Alex J. DeYonker, General Counsel and Assistant Secretary of the Company, is a partner of Warner Norcross & Judd LLP.


                               EXPERTS

     The Consolidated Financial Statements of the Company as of March 27, 1999 and March 28, 1998, and for each of the three years in the period ended March 27, 1999, included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement of which this Prospectus is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of Spartan

Independent Auditors' Report.............................................. F-1

Consolidated Balance Sheets as of March 27, 1999 and March 28, 1998....... F-2

Consolidated Statements of Earnings for each of the three years in the period ended March 27, 1999............................................. F-4

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended March 27, 1999...................................... F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended March 27, 1999...................................... F-6

Notes to Consolidated Financial Statements................................ F-7

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

   We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries as of March 27, 1999 and March 28, 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 27, 1999 and March 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 27, 1999, in conformity with generally accepted accounting principles.




   /s/ Deloitte & Touche LLP
Grand Rapids, Michigan
June 4, 1999

                                   CONSOLIDATED BALANCE SHEETS

                              SPARTAN STORES, INC. AND SUBSIDIARIES
                                                                  MARCH 27,                   MARCH 28,
ASSETS                                                              1999                        1998
------                                                          ------------                ------------
CURRENT ASSETS
  Cash and cash equivalents                                     $ 44,112,178                $ 37,026,640
  Marketable securities                                           21,058,381                  18,333,323
  Accounts receivable                                             75,940,878                  74,549,520
  Inventories                                                     82,186,247                  92,706,414
  Prepaid expenses                                                 6,961,948                   6,885,828
  Deferred taxes on income                                         5,025,000                   7,277,000
                                                                ------------                ------------

  TOTAL CURRENT ASSETS                                           235,284,632                 236,778,725

OTHER ASSETS
  Restricted cash                                                 78,143,825
  Deposits                                                        43,856,175
  Notes receivable                                                 4,883,491                  6,539,412
  Other                                                           18,217,679                  1,703,110
                                                                ------------                ------------

  TOTAL OTHER ASSETS                                             145,101,170                   8,242,522

PROPERTY AND EQUIPMENT
  Land and improvements                                           32,891,952                  33,098,220
  Buildings and improvements                                     137,853,451                 136,496,867
  Equipment                                                      145,270,179                 138,663,310
                                                                ------------                ------------

  TOTAL PROPERTY AND EQUIPMENT                                   316,015,582                 308,258,397

  Less accumulated depreciation and amortization                 157,667,516                 147,146,529
                                                                ------------                ------------

  NET PROPERTY AND EQUIPMENT                                     158,348,066                 161,111,868
                                                                ------------                ------------

TOTAL ASSETS                                                    $538,733,868                $406,133,115
                                                                ============                ============

See notes to consolidated financial statements.

                              CONSOLIDATED BALANCE SHEETS (CONTINUED)

                              SPARTAN STORES, INC. AND SUBSIDIARIES
                                                                  MARCH 27,                   MARCH 28,
LIABILITIES AND SHAREHOLDERS' EQUITY                                1999                        1998
------------------------------------                            ------------                ------------
CURRENT LIABILITIES
  Notes payable                                                                             $ 38,500,000
  Accounts payable                                              $ 83,333,101                  81,690,574
  Accrued payroll and benefits                                    18,848,809                  13,447,559
  Insurance reserves                                              14,164,064                  15,799,160
  Other accrued expenses                                          11,228,699                  19,114,660
  Current maturities of long-term debt and capital
    lease obligation                                               5,726,153                   6,544,777
                                                                ------------                ------------

  TOTAL CURRENT LIABILITIES                                      133,300,826                 175,096,730

DEFERRED TAXES ON INCOME                                           2,125,000                   3,750,000

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                        4,970,421                   4,784,200

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION                      269,522,148                 107,665,545

OTHER LONG-TERM LIABILITIES                                        7,754,083                     644,389

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Class A common stock, voting, par value $2 a share;
    authorized 20,000,000 shares; outstanding 10,844,416
    and 11,443,985                                                21,688,832                  22,887,970
  Additional paid-in capital                                      13,814,823                  16,431,937
  Retained earnings                                               85,557,735                  74,872,344
                                                                ------------                ------------

  TOTAL SHAREHOLDERS' EQUITY                                     121,061,390                 114,192,251
                                                                ------------                ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $538,733,868                $406,133,115
                                                                ============                ============

                               CONSOLIDATED STATEMENTS OF EARNINGS

                              SPARTAN STORES, INC. AND SUBSIDIARIES
                                                                   YEAR ENDED
                                        ----------------------------------------------------------------
                                          MARCH 27,                 MARCH 28,               MARCH 29,
                                            1999                      1998                    1997
                                        --------------            --------------          --------------
NET SALES                               $2,671,699,778            $2,489,249,469          $2,475,025,242

COSTS AND EXPENSES
  Cost of sales                          2,397,818,378             2,234,164,773           2,238,364,428
  Operating and administrative             238,288,678               229,137,439             216,890,506
  Restructuring charge                       5,697,738
  Interest expense                           9,207,704                10,934,034               9,700,440
  Interest income                           (3,102,984)               (3,324,089)             (3,609,410)
  Gain on sale of
    property and equipment                  (1,187,360)               (3,905,669)             (1,704,447)
                                        --------------            --------------          --------------

TOTAL COSTS AND EXPENSES                 2,646,722,154             2,467,006,488           2,459,641,517
                                        --------------            --------------          --------------

EARNINGS BEFORE INCOME
  TAXES AND EXTRAORDINARY ITEM              24,977,624                22,242,981              15,383,725

INCOME TAXES                                 9,148,000                 8,009,000               5,681,000
                                        --------------            --------------          --------------

EARNINGS BEFORE EXTRAORDINARY
  ITEM                                      15,829,624                14,233,981               9,702,725

EXTRAORDINARY ITEM (NET OF INCOME
  TAXES OF $554,000)                         1,030,638
                                        --------------            --------------          --------------
NET EARNINGS                            $   14,798,986            $   14,233,981          $    9,702,725
                                        ==============            ==============          ==============
BASIC AND DILUTED
  EARNINGS PER CLASS A SHARE:

  BEFORE EXTRAORDINARY ITEM             $         1.42            $         1.21          $         0.80
                                        ==============            ==============          ==============
  NET EARNINGS                          $         1.33            $         1.21          $         0.80
                                        ==============            ==============          ==============



BASIC WEIGHTED AVERAGE
  CLASS A SHARES                            11,157,935                11,785,263              12,136,708
                                        ==============            ==============          ==============

DILUTED WEIGHTED AVERAGE
  CLASS A SHARES                            11,162,374                11,788,723              12,140,470
                                        ==============            ==============          ==============

See notes to consolidated financial statements.

                              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  SPARTAN STORES, INC. AND SUBSIDIARIES
                                                              CLASS A          ADDITIONAL          RETAINED
                                                           COMMON STOCK      PAID-IN CAPITAL       EARNINGS
                                                           ------------      ---------------       --------
Balance                     March 31, 1996                 $24,920,960        $19,622,472        $58,043,279

Class A common
  stock transactions        801,410 shares purchased        (1,602,820)        (4,367,053)        (2,355,162)

                            373,780 shares issued              747,560          3,151,550

Net earnings                                                                                       9,702,725

Cash dividends              $.05 per share                                                          (605,937)

---------------------------------------------------------------------------------------------------------------

Balance                     March 29,1997                   24,065,700         18,406,969         64,784,905

Class A common
  stock transactions        895,256 shares purchased        (1,790,512)        (4,769,484)        (3,559,471)

                            306,391 shares issued              612,782          2,794,452

Net earnings                                                                                      14,233,981

Cash dividends              $.05 per share                                                          (587,071)

---------------------------------------------------------------------------------------------------------------

Balance                     March 28, 1998                  22,887,970         16,431,937         74,872,344

Class A common
  stock transactions        846,705 shares purchased        (1,693,410)        (5,108,183)        (3,557,881)

                            247,136 shares issued              494,272          2,491,069









Net earnings                                                                                      14,798,986

Cash dividends              $.05 per share                                                          (555,714)

---------------------------------------------------------------------------------------------------------------

Balance                     March 27, 1999                 $21,688,832        $13,814,823        $85,557,735
                                                           ===========        ===========        ===========

See notes to consolidated financial statements.

                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                              SPARTAN STORES, INC. AND SUBSIDIARIES
                                                                          YEAR ENDED
                                                     ----------------------------------------------------
                                                       MARCH 27,           MARCH 28,           MARCH 29,
                                                         1999                1998                1997
                                                     ------------        ------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings                                       $ 14,798,986        $ 14,233,981        $  9,702,725
  Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
    Depreciation and amortization                      21,412,939          21,639,466          20,175,210
    Restructuring charge                                5,697,738
    Postretirement benefits other than pensions           186,221             238,717             444,000
    Deferred taxes on income                              627,000            (583,000)          4,035,000
    Gains on sale of property and equipment            (1,187,360)         (3,905,669)         (1,704,447)
    Change in assets and liabilities, net of
     acquisitions:
       Marketable securities                           (2,725,058)           (727,443)         (1,554,272)
       Accounts receivable                             (1,317,903)         (1,376,754)          5,546,647
       Inventories                                     14,694,663          (7,497,222)         (6,549,385)
       Prepaid expenses                                   894,919             (22,603)         (3,795,069)
       Accounts payable                                 1,642,527           3,560,090          (6,738,104)
       Accrued payroll and benefits                     5,019,928           1,631,848           1,138,090
       Insurance reserves                              (1,635,096)         (1,373,182)         (1,312,318)
       Other accrued expenses                          (8,118,443)          3,793,733          (2,981,000)
                                                     ------------        ------------        ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES              49,991,031          29,611,962          16,407,077
                                                     ------------        ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                 (16,418,527)        (23,997,384)        (46,237,512)
  Proceeds from the sale of property and
    equipment                                           6,623,230          20,743,170           7,805,730
  Acquisitions, net of cash acquired, and deposits    (61,100,457)
  Other                                                   554,859              27,517           2,624,384
                                                     ------------        ------------        ------------

NET CASH USED IN INVESTING ACTIVITIES                 (70,340,895)         (3,226,697)        (35,807,398)
                                                     ------------        ------------        ------------




CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in notes payable                            (13,650,000)          5,000,000          18,500,000
  Proceeds from long-term borrowings                   97,887,145           9,212,619          37,274,127
  Repayment of long-term debt and
   capital lease obligation                           (39,842,991)        (30,470,692)        (36,939,210)
  Debt issuance costs                                  (9,028,905)
  Proceeds from sale of common stock                    2,985,341           3,407,234           3,899,110
  Common stock purchased                              (10,359,474)        (10,119,467)         (8,325,035)
  Dividends paid                                         (555,714)           (587,071)           (605,937)
                                                     ------------        ------------        ------------

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                 27,435,402         (23,557,377)         13,803,055
                                                     ------------        ------------        ------------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                           7,085,538           2,827,888          (5,597,266)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                                 37,026,640          34,198,752          39,796,018
                                                     ------------        ------------        ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR             $ 44,112,178        $ 37,026,640        $ 34,198,752
                                                     ============        ============        ============

See notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OWNERSHIP

   The Company's common stock is substantially owned by its customers and a majority of the Company's sales are to its shareholder-customers. A description of the Company's transactions with its customers is included in the Operating Segment Information note to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany profits, transactions and balances have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

FISCAL YEAR

   The fiscal year of the Company ends on the last Saturday of March. The fiscal years ended March 27, 1999, March 28, 1998 and March 29, 1997 were each comprised of fifty-two weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

   Financial instruments include cash and cash equivalents, marketable securities, accounts and notes receivable, accounts payable, notes payable and long-term debt reported in the Consolidated Balance Sheets. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, notes receivable and notes payable approximate fair value at March 27, 1999 and March 28, 1998 because of the short-term nature of these financial instruments.

   At March 27, 1999, the cost of marketable securities exceeded the estimated fair value by $129,536. As of March 28, 1998, the fair value of marketable securities exceeded cost by $24,235.

   At March 27, 1999, the estimated fair value of the Company's long-term debt (including current maturities) approximated the carrying value. At March
28, 1998, the estimated fair value exceeded the carrying value by approximately $763,000. The estimated fair value was based on anticipated rates available to the Company for debt with similar terms and maturities.

CASH AND CASH EQUIVALENTS

   Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

ACCOUNTS RECEIVABLE

   Accounts receivable include the current portion of notes receivable of $1,423,410 in 1999 and $2,709,152 in 1998 and are shown net of allowances for credit losses of $2,335,000 in 1999 and $1,810,000 in 1998.

INVENTORIES

   Inventories are stated at the lower of cost or market using the LIFO (last-in, first-out) method. If replacement cost had been used, inventories would have been $49,900,000 and $45,400,000 higher at March 27, 1999 and March 28, 1998, respectively. During 1999, 1998 and 1997, certain inventory quantities were reduced. These reductions resulted in liquidations of LIFO inventory carried at lower costs prevailing in prior years as compared with the costs of purchases in these years, the effect of which increased income before taxes in 1999, 1998 and 1997 by $1,394,000, $51,000 and $441,000, respectively.

RESTRICTED CASH

   Restricted cash at March 27, 1999 consists of $78,143,825 held in a bank escrow account for acquisitions consummated subsequent to fiscal year end.

RECOGNITION OF LOAN IMPAIRMENT

The Company records allowances for loan impairment when it is determined that the Company will be unable to collect all amounts due according to the terms of the underlying agreement. Interest income on impaired loans is recognized only when interest payments are received.

LONG-LIVED ASSETS

The carrying values of long-lived assets are analyzed using undiscounted future cash flows of the assets. Any adjustment to its carrying value is recognized on a current basis.

OTHER ASSETS

   Included in Other Assets is goodwill of $5,978,000 and non-compete agreements of $2,014,000 as of March 27, 1999. Goodwill consists of amounts paid in excess of the fair value of net assets acquired and is being amortized over the estimated period benefited of forty years. Non-compete agreements are being amortized over the terms of the agreements. Amortization expense was $55,160, $80,452 and $321,807 for the fiscal years ended March 27, 1999, March 28, 1998 and March 29, 1997, respectively.

   Also included in Other Assets as of March 27, 1999 are debt issuance costs of $9,028,905 incurred in connection with a new senior secured credit facility that are being amortized into interest expense over the term of the credit facility.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line and declining balance methods as follows:

           Land improvements                   15 to 40 years
           Buildings and improvements          15 to 40 years
           Machinery and equipment              5 to 20 years
           Furniture and fixtures               3 to 10 years


   Capital leases are initially stated at the present value of future lease payments and are amortized using the straight-line method over the related lease terms.

   Software development costs are capitalized, and amortization over a five year period commences as each system is implemented.


ACCOUNTS PAYABLE

   Accounts payable include checks in the amount of $15,355,942 and $18,267,488 at March 27, 1999 and March 28, 1998, respectively, which have been issued and have not cleared the Company's controlled disbursing bank accounts.

INSURANCE RESERVES

   Insurance reserves represent a provision for reported losses and incurred but not reported losses. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are estimated based on available historical information.

TAXES ON INCOME

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

EARNINGS PER SHARE

   Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of the issuance of common stock for options outstanding under the Company's stock option plan.

NEW ACCOUNTING STANDARDS

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP is effective for the Company on March 28, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. This SOP will be adopted on a prospective basis and its effect on future operations has not been determined.

   In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt SFAS

No. 133 as required no later than March 26, 2000, and is currently assessing the impact of adoption on its consolidated financial statements.

RECLASSIFICATIONS

   Certain reclassifications have been made to the 1998 and 1997 presentations in order to conform to the 1999 presentation.

                               SUBSEQUENT EVENT

   Subsequent to March 27, 1999, a gain of approximately $2.5 million was recognized from the sale of common stock held in a supplier.

                                  ACQUISITIONS

   On January 4, 1999, the Company's wholly owned subsidiary, Valuland, Inc. ("Valuland") acquired certain assets and assumed certain liabilities of Ashcraft's Market, Inc., an operator of eight retail grocery stores located primarily in mid-Michigan. On March 29, 1999, Valuland acquired all the issued and outstanding shares of Family Fare, Inc., Family Fare Management Services, Inc. and Family Fare Trucking, Inc. (collectively "Family Fare"). Family Fare is an operator of 13 retail grocery stores, a bakery, a warehouse facility and a transportation business located primarily in Western Michigan. On May 19, 1999, Valuland acquired certain assets and assumed certain liabilities associated with the retail grocery, pharmacy and transportation business of Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. (collectively "Glen's"). As a result of this acquisition, Valuland operates 23 Glen's retail grocery stores, four pharmacies and a distribution center located primarily in Northern
Michigan.

   The combined purchase price for the three acquisitions amounted to $144,400,000. The acquisition of Ashcraft's Market has been accounted for as a purchase and, accordingly, the acquired assets and assumed liabilities are included in the accompanying consolidated balance sheets at values representing an allocation of the purchase price. The excess of the purchase price over the valuation of Ashcraft's tangible assets and liabilities amounted to $5,978,000. This excess was assigned to goodwill. Deposits consist of amounts advanced to Family Fare for the redemption of the Company's Class A common stock and for the acquisition of the stock of Family Fare.

   The consolidated statements of earnings include the operations of Ashcraft's Market from January 4, 1999. The following unaudited pro forma summary presents the consolidated statements of earnings of the Company as if the acquisition had occurred at the beginning of the period presented. These pro forma results are based upon assumptions considered appropriate by management and include adjustments as considered necessary in the circumstances. Such adjustments include the depreciation of property and equipment, amortization of goodwill, increased interest expense from debt assumed to have been issued to fund the acquisition, and related income tax effects of the acquisition. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results which would have actually been reported had the acquisition taken place on the dates indicated or which may be reported in the future.

PRO FORMA                           1999                 1998                    1997
---------                                            --------------    --------------     --------------
Net sales                                            $2,694,509,026     $2,517,953,228    $2,503,729,001

Earnings before extraordinary item
  (net of income taxes of $554,000)                     $16,671,308

Net earnings                                            $15,640,610        $14,507,631        $9,976,375

Basic and diluted earnings
  per Class A share:

    Before extraordinary item                                $1.49

    Net earnings                                             $1.40              $1.23             $0.82

   RESTRUCTURING CHARGE

   On October 14, 1998, the Company's Board of Directors approved an initiative to replace the Company's Plymouth distribution center with a new multi-commodity distribution center. The initiative includes the cessation of operations at the Company's existing distribution center in Plymouth, Michigan by April 2000 and would result in the displacement of approximately 300 associates in Plymouth and approximately 100 associates at its Grand Rapids, Michigan distribution center. In connection with the initiative, $5,697,738 has been accrued as of March 27, 1999 and is included in Other Long-term Liabilities in the accompanying consolidated balance sheets. The charge encompasses accruals for contractual amounts to be paid under a collective bargaining agreement, additional severance pay, and amounts due in connection with withdrawal from the union pension plan.

MARKETABLE SECURITIES

   The amortized cost and estimated fair values of marketable securities available-for-sale as of March 27, 1999 and March 28, 1998 are shown below. Gross unrealized gains and losses as of March 27, 1999 and March 28, 1998 were not material.

                                                                        1999
                                                            ------------------------------
                                                                                ESTIMATED
                                                             AMORTIZED            FAIR
                                                               COST               VALUE
                                                            -----------        -----------
Securities available-for-sale:
        U.S. Treasury securities and obligations
            of U.S. government corporations
            and agencies                                    $ 8,603,906        $ 8,193,958
        Debt securities issued by
            foreign governments,
            corporations and agencies                        12,584,011         12,864,423
                                                            -----------        -----------

                                                            $21,187,917        $21,058,381
                                                            ===========        ===========


                                                                        1998
                                                            ------------------------------
                                                                                ESTIMATED
                                                             AMORTIZED            FAIR
                                                               COST               VALUE
                                                            -----------        -----------
Securities available-for-sale:
        U.S. Treasury securities and obligations
            of U.S. government corporations and
            agencies                                        $ 7,158,325        $ 7,173,804
        Debt securities issued by foreign
            governments, corporations and
            agencies                                         11,150,763         11,159,519
                                                            -----------        -----------

                                                            $18,309,088        $18,333,323
                                                            ===========        ===========

   The amortized cost and estimated fair values of investments as of March 27, 1999, by contractual maturity, are shown below:

                                                                               ESTIMATED
                                                            AMORTIZED            FAIR
                                                              COST               VALUE
                                                           -----------        -----------
Due in one year or less                                    $ 3,269,759        $ 3,522,962
Due after one year through five years                        6,068,944          6,053,517
Due after five years through ten years                       7,398,931          7,281,774
Due after ten year through fifteen years                     4,450,283          4,200,128
                                                           -----------        -----------

                                                           $21,187,917        $21,058,381
                                                           ===========        ===========


NOTES RECEIVABLE

   Notes receivable relate to loans to shareholder-customers used to develop new stores or expand or remodel existing stores. Loans are collateralized by the inventory, facilities or equipment financed and in some instances by the Company's Class A shares held by the shareholder-customer. Loans are made on a floating rate basis, based on the prime rate. Most loans carry interest rates from prime plus one-half percent to prime plus two percent. Maturity dates range to 2006 at March 27, 1999. Impaired notes total approximately $500,000 at March 27, 1999 and $480,000 at March 28, 1998,
including the current portion. The allowance for credit losses on accounts receivable at March 27, 1999 and March 28, 1998 includes $500,000 and $290,000, respectively, relating to impaired notes.

NOTES PAYABLE AND LONG-TERM DEBT

   On March 18, 1999, the Company entered into $425 million in senior secured credit facilities to refinance existing debt, support retail store acquisitions, fund working capital and provide for other general corporate needs. The credit facilities consist of (a) a Revolving Credit Facility in the amount of $100 million with a term of six years, (b) a Term Loan A in the amount of $100 million with a term of six years, (c) an Acquisition Facility in the amount of $75 million with a term of seven years and (d) a Term Loan B in the amount of $150 million with a term of eight years. The credit facilities provide for the issuance of letters of credit of which $11,810,000 were outstanding and unused as of March 27, 1999. Interest rates payable on amounts borrowed under the credit facilities are based on the prime rate, the federal funds rate or the eurodollar rate, plus a stipulated margin. As of March 27, 1999, the Company had $100 million outstanding on the Term Loan A facility bearing interest at 9.00% per annum and $150 million outstanding on the Term Loan B facility bearing interest at 9.75% per annum. The credit facilities contain covenants which include the maintenance of certain financial ratios, restrictions on additional indebtedness and payment of cash dividends (restricted to $800,000 in any twelve-month period). The senior secured credit facilities are secured by substantially all of the Company's assets.

   The weighted average interest rates for 1999 and 1998 were 6.14% and 6.25%, respectively.

   On March 18, 1999, the Company prepaid amounts borrowed under senior unsecured notes in the amount of $21.5 million. The Company incurred a pre-payment penalty of approximately $1.6 million which is presented as an extraordinary item, net of income taxes, on the Statement of Earnings.

   The Company's long-term debt and capital lease obligation consists of the following:

                                                                     MARCH 27,                MARCH 28,
                                                                       1999                     1998
                                                                   ------------             ------------
Senior notes, unsecured, paid in 1999                                                       $ 27,000,000

Senior credit facility, Term Loan A, due
  March, 2005, quarterly principal payments
  of $5,000,000 commencing June, 2000                              $ 100,000,000

Senior credit facility, Term Loan B, due
  March, 2007, semi-annual principal payments
  of $250,000 commencing September, 1999                             150,000,000


Bank credit agreement, unsecured, paid in 1999                                                62,800,000










                                      F-15

Variable Rate Promissory Notes, unsecured,
   due March 31, 2001, interest payable
   quarterly at 1% below the prime rate                              14,390,036               14,056,389

Other, including capital lease obligation                            10,858,265               10,353,933
                                                                   ------------             ------------
                                                                    275,248,301              114,210,322
Less current portion                                                  5,726,153                6,544,777
                                                                   ------------             ------------

Total long-term debt and capital lease obligation                  $269,522,148             $107,665,545
                                                                   ============             ============



   At March 27, 1999, long-term debt and capital lease obligation are due as follows:

          YEAR ENDING MARCH,
          ------------------
                2000                           $  5,726,153
                2001                             34,519,242
                2002                             21,030,721
                2003                             15,816,927
                2004                             21,106,159
                Later                           177,049,099
                                               ------------
                                               $275,248,301
                                               ============



   The Variable Rate Promissory Notes are issued under a note offering which permits the Company to sell notes with a total principal amount of $100,000,000. The notes are offered in minimum denominations of $1,000 and may be issued by the Company at any time, although the Company's bank credit agreement restricts the total amount outstanding under the offering to approximately $16.1 million. As of March 27, 1999, approximately $51.4 million of these notes have been issued and approximately $15.9 million were outstanding. Issued notes are redeemed on March 31 of every other calendar year after March 31, 1993.

COMMITMENTS AND CONTINGENCIES

   The Company has guaranteed payment of indebtedness to financial institutions aggregating $16,420,000 at March 27, 1999, on behalf of certain Customers. The Company also has guaranteed three leases by Customers, two of which expire in 2012 with combined annual rental payments of $444,500 and one of which expires in 2017 with annual rental payments of $217,500. The Company charges an annual fee for each loan guarantee and lease guarantee and requires each Customer receiving a guarantee to commit to minimum purchase requirements.

   On August 21, 1996, the Attorney General for the State of Michigan filed an action in Michigan circuit court against the leading cigarette manufacturers operating in the United States, twelve wholesalers and distributors of tobacco products in Michigan (including three Company subsidiaries) and others seeking certain injunctive relief, the reimbursement of $4 billion in Medicaid and other expenditures incurred or to be incurred by the State of Michigan to treat diseases allegedly caused by cigarette smoking and punitive damages of $10 billion. In July 1998, the court dismissed the claim for punitive damages. On December 7, 1998, the State of Michigan and the cigarette manufacturers settled the remaining claims and the case was dismissed by the court without any payment by the Company or its subsidiaries. Thirty actions have been filed in state courts in Pennsylvania against the leading cigarette manufacturers operating in the United States and certain wholesalers and distributors, including a subsidiary of the Company. All of the Pennsylvania actions were filed by individual plaintiffs pursuant to a special notice procedure which does not include any formal complaint. In these separate cases, the Company expects that the plaintiffs are seeking compensatory, punitive and other damages, reimbursement of medical and other expenditures and equitable relief. The Company believes that its subsidiaries have valid defenses to these legal actions. These actions are being vigorously defended. All but two of the Pennsylvania actions have been dismissed without prejudice pursuant to a Dismissal and Tolling Agreement under which the defendants have agreed not to raise the defense of statute of limitations or laches if an action is filed by a plaintiff before April 1, 1999. It is anticipated that the Dismissal and Tolling Agreement will be extended to October 1, 1999, with respect to certain defendants, including the Company's subsidiaries. One of the cigarette manufacturers named as a defendant in each action has agreed to indemnify the Company's subsidiaries from damages arising out of these actions. Management believes that the ultimate outcome of these actions should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against the Company. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of the Company.

LEASES

The Company and certain subsidiaries lease equipment and warehouse and store facilities. Many of these leases include renewal options. The following represents property which is leased under a capital lease and included in property and equipment:

                                                             MARCH 27,               MARCH 28,
                                                               1999                    1998
                                                             ----------              ----------
        Buildings                                            $7,300,000              $7,300,000
        Less accumulated amortization                         6,901,401               6,563,456
                                                             ----------              ----------

        Net buildings                                        $  398,599              $  736,544
                                                             ==========              ==========


   Amortization of property under the capital lease was $337,945 in 1999 and $294,618 in 1998 and 1997.

   Future minimum obligations under capital leases in effect at March 27, 1999 are as follows:

                                                                                       USED IN
        YEAR ENDING MARCH,                                                            OPERATIONS
        ------------------                                                            ----------
                2000                                                                  $  793,872
                2001                                                                     396,937
                                                                                      ----------
        Total future minimum obligations                                               1,190,809
        Less interest                                                                     79,415
                                                                                      ----------
        Present value of net future minimum obligations                                1,111,394
        Less current portion                                                             722,500
                                                                                      ----------
        Long-term obligations                                                         $  388,894
                                                                                      ==========

   Future minimum obligations under operating leases in effect at March 27, 1999 are as follows:

      YEAR ENDING                     USED IN             SUBLEASED
         MARCH,                      OPERATIONS           TO OTHERS              TOTAL
      -----------                    ----------          -----------          -----------
         2000                       $ 5,373,350          $ 2,307,288          $ 7,680,638
         2001                         4,691,436            2,307,288            6,998,724
         2002                         3,537,336            2,249,967            5,787,303
         2003                         2,609,542            1,820,007            4,429,549
         2004                         2,004,090            1,692,456            3,696,546
         Later                       11,210,834           10,436,208           21,647,042
                                     ----------          -----------          -----------
Total future minimum
    obligations                     $29,426,588          $20,813,214          $50,239,802
                                     ==========          ===========          ===========

   Rental expense under those leases which are classified as operating leases amounted to $9,800,000, $8,400,000, and $9,690,000 in 1999, 1998 and 1997,
respectively.

   One of the Company's subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. Substantially all of the leases provide for minimum and contingent rentals based upon stipulated sales volumes.

Owned assets, included in property and equipment, which are leased to others are as follows:

                                                        MARCH 27,                MARCH 28,
                                                          1999                     1998
                                                       -----------              -----------
        Land and improvements                          $14,091,261              $15,100,926
        Buildings                                       55,249,280               58,116,191
                                                       -----------              -----------

                                                        69,340,541               73,217,117

        Less accumulated depreciation                   16,281,090               15,341,306
                                                       -----------              -----------

        Net land and buildings                         $53,059,451              $57,875,811
                                                       ===========              ===========


   Future minimum rentals to be received under operating leases in effect at March 27, 1999 are as follows:

      YEAR ENDING                OWNED                 LEASED
         MARCH,                 PROPERTY              PROPERTY              TOTAL
      -----------             ------------           -----------        ------------
         2000                 $  7,312,457           $ 2,439,332        $  9,751,789
         2001                    7,273,103             2,439,332           9,712,435
         2002                    7,007,125             2,381,556           9,388,681
         2003                    6,640,558             1,929,977           8,570,535
         2004                    6,401,179             1,794,773           8,195,952
         Later                  53,054,799            10,911,642          63,966,441
                              ------------           -----------        ------------

Total future minimum
    rentals                   $ 87,689,221           $21,896,612        $109,585,833
                              ============           ===========        ============

ASSOCIATE RETIREMENT PLANS

   The Company's retirement programs include pension plans providing non-contributory benefits and profit sharing plans providing contributory benefits. Substantially all of the Company's associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan (Company Plan), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

   Effective as of April 1, 1998, the Company Plan's benefit formula was redesigned, utilizing a cash balance approach. Under the new cash balance formula, credits are added annually to a participant's "account" based on a percentage of the participant's compensation and years of vested service at the beginning of each calendar year. Interest credits are also added annually to a participant's "account" based upon the participant's account balance as of the last day of the immediately preceding calendar year. Transition credits are also added to a participant's account until the year 2007 if certain age requirements are met. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act (ERISA), except that prior years' contributions in excess of the minimum are being amortized over the period ending March 31, 2016. Company Plan assets consist principally of common stocks and U.S. Government and corporate obligations. At March 27, 1999 and March 28, 1998, Company Plan assets included Class A common shares of the Company valued at $1,722,000 and $1,582,000, respectively.

   Matching contributions made by the Company to salary reduction defined contribution plans aggregated $2,030,000, $1,600,000 and $1,371,000 in 1999, 1998 and 1997, respectively.

   In addition to the plans described above, the Company participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans aggregated approximately $5,250,000 in 1999, $4,932,000 in 1998 and $4,740,000 in 1997.

   The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of the Company's position are not available with respect to the multi-employer plans.

   Spartan and certain subsidiaries provide health care benefits to retired associates who have at least ten years of service and have attained age fifty-five, and who are not covered by collective bargaining arrangements during their employment (covered associates). Qualified covered associates retiring prior to April 1, 1992 receive major medical insurance with deductible and coinsurance provisions until age sixty-five and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992, are eligible for monthly post-retirement health care benefits of five dollars multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree. From April 1992 through December 1997 the Company supplemented the retiree portion of the premium which was reflected in the computation of the post-retirement benefit liability. Effective January 1, 1998, the Company began charging retirees for 100% of the retiree portion of the medical cost, resulting in the prior service cost adjustment.

   The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for the Company's pension and post-retirement benefit plans:

                                                        PENSION BENEFITS            POST-RETIREMENT BENEFITS
                                                   --------------------------      --------------------------
                                                    MARCH 27,       MARCH 28,       MARCH 27,       MARCH 28,
                                                      1999            1998            1999            1998
                                                   ----------      ----------      ----------      ----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           $ 52,553,318    $ 44,707,977    $  4,838,885    $  4,545,483

Service cost                                         3,605,230       2,014,359         206,562         170,911
Interest cost                                        3,174,330       3,335,534         322,270         311,168
Plan amendments                                     (8,324,381)
Actuarial loss (gain)                                2,515,958       3,981,951        (110,257)         23,919
Benefits paid                                       (3,714,946)     (1,486,503)       (319,482)       (212,596)
                                                  ------------    ------------    ------------    ------------
Benefit obligation at end of year                 $ 49,809,509    $ 52,553,318    $  4,937,978    $  4,838,885
                                                  ============    ============    ============    ============
CHANGE IN PLAN ASSETS
Plan assets at fair value at beginning of year    $ 50,929,661    $ 38,952,059

Actual return on plan assets                         4,983,865      11,780,859
Company contributions                                   54,616       1,683,246    $    319,482    $    212,596
Benefits paid                                       (3,714,946)     (1,486,503)       (319,482)       (212,596)
                                                  ------------    ------------    ------------    ------------
Plan assets at fair value at end of year          $ 52,253,196    $ 50,929,661    $               $
                                                  ============    ============    ============    ============



                                      F-22

Funded status                                     $ (2,443,687)   $  1,623,657    $  4,937,978    $  4,838,885
Unrecognized net gain/(loss)                         1,577,681       3,152,866      (1,284,737)     (1,437,724)
Unrecognized prior service cost                      6,134,152      (1,827,109)      1,317,180       1,383,039
Unrecognized net transition obligation                 (37,076)        (42,373)
                                                  ------------    ------------    ------------    ------------
Accrued benefit cost                              $  5,231,070    $  2,907,041    $  4,970,421    $  4,784,200
                                                  ============    ============    ============    ============
WEIGHTED AVERAGE ASSUMPTIONS AS OF MARCH 31
Discount rate                                             7.00%           7.00%           7.00%           7.50%
Expected return on plan assets                            9.00%           9.00%            N/A             N/A
Rate of compensation increase                             4.75%           4.75%            N/A             N/A



                                                                 PENSION BENEFITS
                                                   -------------------------------------------
                                                      1999            1998            1997
                                                   ----------      ----------      ----------
COMPONENTS OF NET PERIOD BENEFIT COST

Service cost                                      $  3,605,230    $  2,014,359    $  2,214,766
Interest cost                                        3,174,330       3,335,534       3,121,058
Annual return on plan assets                        (4,067,172)    (11,785,386)     (3,579,463)
Net amortization and deferral                         (333,743)      8,642,024       1,011,568
                                                  ------------    ------------    ------------
Net periodic benefit cost                         $  2,378,645    $  2,206,531    $  2,767,929
                                                  ============    ============    ============

                                                             POST-RETIREMENT BENEFITS
                                                   -------------------------------------------
                                                      1999            1998            1997
                                                   ----------      ----------      ----------
COMPONENTS OF NET PERIOD BENEFIT COST

Service cost                                      $    206,562    $    170,911    $    294,630
Interest cost                                          322,270         311,168         393,971
Net amortization and deferral                          (23,129)        (30,766)         50,532
                                                  ------------    ------------    ------------
Net periodic benefit cost                         $    505,703    $    451,313    $    739,133
                                                  ============    ============    ============


   Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement plan. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 5% for the fiscal year ended March 27, 1999 and remains at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase the accumulated post-retirement benefit obligation by 1.6% and the periodic post-retirement benefit cost by 1.0%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated post-retirement benefit obligation by 1.4% and periodic post-retirement benefit cost by .9%.

TAXES ON INCOME

The income tax provision is summarized as follows:

                                             MARCH 27,            MARCH 28,            MARCH 29,
                                               1999                 1998                 1997
                                            ----------           ----------          ------------
Currently payable                           $7,967,000           $8,592,000          $  1,646,000
Net deferred                                   627,000             (583,000)            4,035,000
                                            ----------           ----------          ------------
                                            $8,594,000           $8,009,000          $  5,681,000
                                            ==========           ==========          ============

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                   1999           1998             1997
                                                   ----           ----             ----
Statutory income tax rate                          35.0%          35.0%            35.0%
Amortization of goodwill                                           0.1              2.4
State income taxes                                  0.9            0.2              0.2
Other                                               0.8            0.7             (0.7)
                                                   ----           ----            -----

Effective income tax rate                          36.7%          36.0%            36.9%
                                                   ====           ====            =====


   Deferred tax assets and liabilities resulting from temporary differences and carry forwards as of March 27, 1999 and March 28, 1998 are as follows:

                                                                         1999                  1998
                                                                      -----------           -----------
Deferred tax assets:
   Employee benefits                                                  $ 6,595,660           $ 5,598,245
   Depreciation                                                           314,739             1,119,330
   Inventory                                                              974,871             1,231,200
   Accounts receivable                                                    813,750               630,000
   Lease transactions                                                     383,171               494,000
   Insurance reserves                                                     251,883               557,165
   Research and development credit                                      1,309,475             2,729,909
   Restructuring charge                                                 1,994,208
   All other                                                              318,547               441,710
                                                                      -----------           -----------
Total deferred tax assets                                              12,956,304            12,801,559
                                                                      -----------           -----------









                                      F-25

Deferred tax liabilities:
   Depreciation                                                         8,017,235             7,053,895
   Inventory                                                            1,641,896             1,040,199
   All other                                                              397,173             1,180,465
                                                                      -----------           -----------

Total deferred tax liabilities                                         10,056,304             9,274,559
                                                                      -----------           -----------

Net deferred tax asset                                                $ 2,900,000           $ 3,527,000
                                                                      ===========           ===========


SUPPLEMENTAL CASH FLOW INFORMATION

Payments for interest and income taxes were as follows:

                                                 1999             1998            1997
                                              -----------      ----------      -----------
        Interest                              $10,896,201      $11,264,484     $ 8,916,115
        Income taxes                          $15,638,456      $ 3,618,017     $ 2,185,507


   During 1999, the Company refinanced $99,350,0000 of bank borrowings in connection with the $425 million senior secured credit facility. In conjunction with the acquisition of Ashcraft's Market, Inc., the Company assumed certain liabilities approximating $2,600,000. Finally, the Company received restricted cash of $78,143,825 from proceeds from long-term borrowings.

   During 1998, the Company entered into a $2,500,000 note payable for the purchase of a distribution center.

   SHAREHOLDERS' EQUITY

   The Company's Articles of Incorporation provide that the Board of Directors may at any time, and from time to time, provide for the issuance of up to 5,000,000 shares of Class B common stock in one or more series, each with such designations, and, relative to the Class A common stock and to other series of Class B common stock, such voting, distribution, dividend and other rights and restrictions as shall be stated in the resolution(s) providing for the issuance thereof. At March 27, 1999, there were no Class
B shares outstanding.

   Under the Company's Bylaws, the Board of Directors establishes the price at which the Company issues and purchases its Class A common stock (the
"Trading Value").

   The Company's shareholder-customers are required to own Class A common stock of the Company in an amount relative to their purchases up to a maximum of $125,000 of common stock per store. The current Company policy is to redeem, at the request of the shareholder, stock held in excess of the required investment. This policy does not create or evidence any obligation on the Company's behalf and the Board of Directors may revise or terminate the policy at any time. At March 27, 1999, there were 8,021,000 shares outstanding in excess of the maximum requirement.

   The Company has a shareholder approved stock option plan covering 500,000 shares of the Company's Class A common stock. The plan provides for the granting of incentive stock options as well as non-qualified stock options to corporate officers. The Company accounts for stock option grants in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting For Stock-Based Compensation," and as allowed by this statement the Company recognizes expense using the intrinsic value method prescribed by Accounting Principles Bulletin Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the Trading Value. Options must be exercised within ten years of the date of grant. The authorization to grant options under the plan terminates on October 31, 2001.

   The Company's stock option grants vest immediately. If compensation cost for stock option grants had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated as follows:

                                                          1999               1998              1997
                                                       -----------        ----------       ------------
Net earnings as reported                               $14,798,986        $14,233,981      $  9,702,725
Net earnings - Pro forma                               $14,771,426        $14,191,627      $  9,660,475

Basic and diluted earnings per share -
  as reported                                          $      1.33        $     1.21       $       0.80
Basic & diluted earnings per share -
  Pro forma                                            $      1.32        $     1.20       $       0.80

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                         1999              1998              1997
                                        -------           -------           -------
Dividend yield                            0.10%             0.11%             0.12%
Expected volatility                       8.79%             7.60%             5.04%
Risk-free interest rate                   5.87%             6.88%             6.82%
Expected life of option                   10 yrs.           10 yrs.           10 yrs.


                                                                              WEIGHTED          FAIR VALUE
                                                         SHARES               AVERAGE           OF OPTIONS
                                                      UNDER OPTION            EXERCISE            GRANTED
                                                      ------------            --------          ----------
OPTIONS OUTSTANDING AT MARCH 31, 1996                    43,000                $ 9.19
Granted                                                  13,000                 10.50             $5.00
Terminated                                              (17,000)                 9.50
                                                        -------                ------             -----

OPTIONS OUTSTANDING AT MARCH 29, 1997                    39,000                $ 9.49
Granted                                                  12,000                 11.30             $5.43
Exercised                                               (24,000)                 9.72
                                                        -------                ------             -----

OPTIONS OUTSTANDING AT MARCH 28, 1998                    27,000                $10.09
Granted                                                   8,000                 12.30             $5.30
Terminated                                               (3,000)                10.60
                                                        -------                ------             -----
OPTIONS OUTSTANDING AT MARCH 27, 1999                    32,000                $10.59
                                                        -------                ------
                                                        -------                ------
OPTIONS EXERCISABLE AT MARCH 27, 1999                    32,000                $10.59
                                                        -------                ------

                                                                                   WEIGHTED AVERAGE
                                                                                      REMAINING
                        EXERCISE PRICES                  OUTSTANDING            CONTRACTUAL LIFE YRS.
                        ---------------                  -----------            -----------------------
                         $       8.40                       3,000                       3.1
                                 8.80                       3,000                       4.1
                                 9.30                       3,000                       5.1
                                10.00                       4,000                       6.1
                                10.50                       4,000                       7.1
                                11.30                       7,000                       8.2
                                12.30                       8,000                       9.1
                         ------------                      ------                       ---
                         $8.40-$12.30                      32,000                      6.89


   The Company has a shareholder-approved stock bonus plan covering 500,000 shares of the Company's Class A common stock. Under the provisions of this plan, officers and certain key employees of the Company may elect to receive a portion of their annual bonus in Class A shares rather than cash and will be granted additional shares of stock worth thirty percent of the portion of the bonus they elect to receive in stock. The value of shares issued under the plan is the Trading Value. At March 27, 1999, 383,103 shares remained unissued under the plan.

   An associate stock purchase plan approved by the shareholders covers 500,000 shares of the Company's Class A common stock. The plan provides that associates of the Company and its subsidiaries may purchase shares at the Trading Value. At March 27, 1999, 469,330 shares remained unissued under the plan.

On May 28, 1997, the Board of Directors approved an Amendment to the Articles of Incorporation to increase the authorized capital stock from 2,000,000 to 20,000,000 shares of Class A common stock and 500,000 to 5,000,000 shares of Class B common stock and authorized a ten-for-one stock split for shareholders of record on May 31, 1997. The amendment also reduced the par value of the Class A common stock from $20 per share to $2 per share. Accordingly, share and per share amounts have been restated throughout the consolidated financial statements.

   OPERATING SEGMENT INFORMATION

   Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," the Company's operating segments were identified by products sold and customer profile and include grocery store distribution, convenience store distribution, insurance and real estate.

   The Company's grocery store distribution operating segment includes the sale of over 40,000 items, including dry grocery, produce, dairy products, meat, frozen food, seafood, floral, general merchandise, tobacco, and health and beauty care items to both independently owned and Company owned retail grocery stores located in Michigan, Indiana and Ohio. The grocery store distribution operating segment also includes the sales of Company owned retail grocery stores located in Michigan. Sales in the grocery store distribution operating segment are presented after the elimination of intra-segment sales. The Company ships the products from its main warehouse and distribution center in Grand Rapids, Michigan, and from a warehouse in Plymouth, Michigan. The Company also provides its Customers with a broad spectrum of additional services. Revenue is recognized when the product is shipped or service provided.

   The Company's convenience store distribution operating segment includes the sale of confections, tobacco products, specialty foods, and other grocery products to convenience stores and other retail locations in Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Georgia, Tennessee, and
West Virginia.  Additionally, the Company operates 13 cash and carry
outlets in Michigan and Ohio serving convenience stores.   Revenue is
recognized when the product is shipped.

   The Company's insurance operating segment offers commercial insurance coverage for fire and other casualties, liability, automobile, fidelity, theft, bonds, workers' compensation, business interruption, and group health plans. In addition, individuals are offered automobile and homeowners coverage. The insurance business segment also provides insurance brokerage services and third-party claims administration and services. Additionally, the insurance business segment provides insurance underwriting for Customers. The underwriting operations are incorporated and licensed in Bermuda and issue policies of another carrier through a fronting agreement. Under this agreement, the Company insures some of the coverage limits and reinsures with reinsurance companies the balance of the coverage limit. Commissions are recognized as of the policy billing dates, which approximate effective dates of the applicable policies. Third-party claims administration revenues are recognized as services are performed and underwriting revenues are recognized over the life of the policies.

   The Company's real estate business segment owns retail grocery store facilities that are leased to Customers and other retailers and leases other sites that are subleased to Customers. The real estate properties are located in Michigan, Indiana and Ohio. Revenue is recognized according to the terms of the lease or loan.

   Identifiable assets represent total assets directly associated with the various operating segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

   Sales and interest between segments are eliminated upon consolidation.

   The following table sets forth, for each of the last three fiscal years, information required by SFAS No. 131:

                                                     1999                  1998                   1997
                                                --------------        --------------         --------------
NET SALES
        Grocery store distribution              $1,838,122,873        $1,800,428,294         $1,797,217,868
        Convenience store distribution             841,793,241           696,088,886            686,145,991
        Insurance                                   15,845,415            15,943,559             16,620,923
        Real estate                                 10,509,850            11,899,971             11,994,849
        Less - Eliminations                        (34,571,601)          (35,111,241)           (36,954,389)
                                                --------------        --------------         --------------
        Total                                   $2,671,699,778        $2,489,249,469         $2,475,025,242
                                                ==============        ==============         ==============

RESTRUCTURING CHARGE
        Grocery store distribution             $     5,697,738
                                               ===============

INTEREST EXPENSE
        Grocery store distribution              $    5,309,442        $    6,135,951         $    6,676,950
        Convenience store distribution               2,293,673             2,724,633              2,127,563
        Insurance                                           25             3,171,389                  1,133
        Real estate                                  2,364,906                     0              2,199,634
        Less - Eliminations                           (760,342)           (1,097,939)            (1,304,840)
                                                --------------        --------------         --------------
        Total                                   $    9,207,704        $   10,934,034         $    9,700,440
                                                ==============        ==============         ==============

INTEREST INCOME
        Grocery store distribution              $   (2,149,065)       $   (3,163,967)        $   (3,935,458)
        Convenience store distribution                (435,855)             (110,970)              (415,607)
        Insurance                                   (1,389,977)           (1,318,214)            (1,383,315)
        Real estate                                    (27,700)              (29,670)              (126,167)
        Less - Eliminations                            899,613             1,298,732              2,251,137
                                                --------------        --------------         --------------
        Total                                   $    3,102,984        $   (3,324,089)        $   (3,609,410)
                                                ==============        ==============         ==============


                                      F-31

DEPRECIATION AND AMORTIZATION
        Grocery store distribution              $   16,372,532        $   16,377,316         $   15,245,648
        Convenience store distribution               2,523,312             2,524,726              2,476,767
        Insurance                                      167,695               153,137                181,905
        Real estate                                  2,349,400             2,584,287              2,270,890
                                                --------------        --------------         --------------
        Total                                   $   21,412,939        $   21,639,466         $   20,175,210
                                                ==============        ==============         ==============



                                                     1999                   1998                   1997
                                                ------------           ------------           ------------
EARNINGS BEFORE INCOME TAXES AND
 EXTRAORDINARY ITEM
        Grocery store distribution              $    2,327,793        $    6,543,232         $    1,944,333
        Convenience store distribution              15,323,540             6,105,477              6,643,022
        Insurance                                    3,527,381             3,592,234              3,881,824
        Real estate and finance                      3,798,910             6,002,038              2,914,546
                                                --------------        --------------         --------------
        Total                                   $   24,977,624        $   22,242,981         $   15,383,725
                                                ==============        ==============         ==============

INCOME TAXES
        Grocery store distribution              $    1,014,000        $    2,327,000         $      917,000
        Convenience store distribution               5,526,000             2,282,000              2,281,000
        Insurance                                    1,239,000             1,299,000              1,455,000
        Real estate and finance                      1,369,000             2,101,000              1,028,000
                                                --------------        --------------         --------------
        Total                                   $    9,148,000        $    8,009,000         $    5,681,000
                                                ==============        ==============         ==============

EXTRAORDINARY ITEM (NET OF
 INCOME TAXES OF $554,000)
        Grocery store distribution              $    1,030,698
                                                ==============
CAPITAL EXPENDITURES
        Grocery store distribution              $   12,061,163        $   18,948,363         $   21,362,152
        Convenience store distribution               2,692,108             1,534,410              1,115,895
        Insurance                                      185,744               425,136                126,596
        Real estate and finance                      1,479,512             3,089,475             23,632,869
                                                --------------        --------------         --------------
        Total                                   $   16,418,527        $   23,997,384         $   46,237,512
                                                ==============        ==============         ==============

                                      F-32

TOTAL ASSETS
        Grocery store distribution              $  442,247,305        $  231,337,933         $  237,105,654
        Convenience store distribution              84,693,147            87,180,899             69,420,897
        Insurance                                   30,354,134            29,792,534             28,687,628
        Real estate and finance                     60,698,644            66,345,812             74,328,798
        Less - Eliminations                        (79,259,362)           (8,524,063)            (5,811,863)
                                                --------------        --------------         --------------
        Total                                   $  538,733,868        $  406,133,155         $  403,731,114
                                                ==============        ==============         ==============

=====================================================================
   No person has been authorized to give any information or to make any representations or projections of future performance other than those contained in this Prospectus. If a person has given or made any such other information, projections, or representations, you should not rely on them.

     The delivery of this Prospectus or any sale hereunder at any time does not imply that the information in the Prospects is correct as of any time subse-quent to its date. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.
                        ---------------------
                          TABLE OF CONTENTS
                                                                     PAGE

PROSPECTUS SUMMARY.................................................    3

RISK FACTORS.......................................................    6

THE COMPANY........................................................   11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS................................   23

MANAGEMENT.........................................................   31

EXECUTIVE COMPENSATION AND OTHER BENEFITS..........................   33

CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS...............................................   39

PRINCIPAL SHAREHOLDERS.............................................   40

DESCRIPTION OF CAPITAL STOCK.......................................   41

DIVIDEND POLICY....................................................   46

PLAN OF DISTRIBUTION...............................................   46

USE OF PROCEEDS....................................................   46

LEGAL MATTERS......................................................   46

EXPERTS............................................................   46

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.........................   47

=====================================================================

=====================================================================

                        3,500,000 Shares
                      Class A Common Stock










                          _____________

                           PROSPECTUS
                          _____________









                       SPARTAN STORES, INC.





                         August 5, 1999













=====================================================================